SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Gol Linhas Aéreas
Inteligentes S.A.

Financial Statements for

the Three Month Period Ended March 31, 2011 and

Independent Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independentes

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Index

Company Profile
Subscribed Capital	1
Interim Consolidated Financial Statements	2
Balance Sheet - Assets
Balance Sheet - Liability	3
Statement of Operations	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Consolidated Statements of Changes in Shareholders’ Equity	7
From 01/01/2011 up to 03/31/2011
From 01/01/2010 up to 03/31/2010	8
Statements of Added Value	9
Management Comments	10
Notes to the Interim Consolidated Financial Statements	16
Independent Auditor’s Report	53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Company Profile / Subscribed Capital

Number of Shares	Current Quarter
(Thousands)	03/31/2011
Paid- in Capital
Common	137,032,734
Preferred	133,338,652
Total	270,371,386
Treasury
Common	0
Preferred	454,425
Total	454,425

  Pafe 1 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Interim Consolidated Financial Statements / Balance Sheet - Assets

(In Thousands of Reais)

		Actual Quarter	Previous Year
Account Code	Account Description	03/31/2011	12/31/2010
1	Total Assets	9,021,205	9,063,847
1.01	Current Assets	2,538,562	2,704,852
1.01.01	Cash and Cash Equivalents	1,797,616	1,955,858
1.01.02	Short Term Investments	21,900	22,606
1.01.02.01	Short Term Investments at Fair Value	21,900	22,606
1.01.02.01.02	Available for Sale Investments	21,900	22,606
1.01.03	Trade and Other Receivables	260,528	303,054
1.01.03.01	Clients	260,528	303,054
1.01.04	Inventories, Net	166,029	170,990
1.01.06	Recoverable Taxes, Net	115,247	88,143
1.01.06.01	Current Recoverable Taxes, Net	115,247	88,143
1.01.07	Prepaid Expenses	92,490	116,182
1.01.08	Other Current Assets	84,752	48,019
1.01.08.03	Other Credits	84,752	48,019
1.02	Non-current Assets	6,482,643	6,358,995
1.02.01	Long-Term Assets	1,645,089	1,630,850
1.02.01.06	Deferred Taxes	823,260	817,545
1.02.01.06.01	Deferred Income Taxes	823,260	817,545
1.02.01.07	Prepaid Expenses	51,858	54,201
1.02.01.09	Other Non-current Assets	769,971	759,104
1.02.01.09.01	Other Non-current Assets	16,488	9,227
1.02.01.09.03	Restricted Cash	33,184	34,500
1.02.01.09.04	Deposits	692,701	715,377
1.02.01.09.05	Long term Investments	27,598	0
1.02.03	Property, Plant and Equipment	3,581,871	3,460,968
1.02.03.01	Operation Property, Plant and Equipment	1,055,010	926,874
1.02.03.01.01	Other Flight Equipment	878,000	751,816
1.02.03.01.04	Other	177,010	175,058
1.02.03.02	Property, Plant and Equipment on Leasing	2,158,593	2,210,433
1.02.03.02.01	Property, Plant and Equipment on Finance Leasing	2,158,593	2,210,433
1.02.03.03	Property, Plant and Equipment in Progress	368,268	323,661
1.02.03.03.01	Advance of Property, Plant and Equipment Acquisition	368,268	323,661
1.02.04	Intangible	1,255,683	1,267,177
1.02.04.01	Intangible	713,381	724,875
1.02.04.02	Goodwill	542,302	542,302

  Pafe 2 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Interim Consolidated Financial Statements / Balance Sheet - Liabilities

(In Thousands of Reais)

		Actual Quarter	Previous Year
Account Code	Account Description	03/31/2011	12/31/2010
2	Total Liabilities	9,021,205	9,063,847
2.01	Current Liabilities	1,546,138	1,659,864
2.01.01	Salaries, Wages and Benefits	224,652	205,993
2.01.01.02	Salaries, Wages and Benefits	224,652	205,993
2.01.02	Accounts Payable	198,914	215,792
2.01.03	Tax Obligations	46,285	58,197
2.01.04	Short Term Debt	312,628	346,008
2.01.04.01	Short Term Debt	312,628	346,008
2.01.05	Other Current Liabilities	740,477	777,907
2.01.05.02	Other	740,477	777,907
2.01.05.02.01	Dividends Payable	51,450	51,450
2.01.05.02.04	Sales Taxes and Landing Fees	136,509	85,140
2.01.05.02.05	Advance Ticket Sales	404,431	517,006
2.01.05.02.06	Mileage Program	52,012	26,200
2.01.05.02.07	Advance Ticket Sales	16,212	24,581
2.01.05.02.08	Other Liabilities	79,863	73,530
2.01.06	Provisions	23,182	55,967
2.02	Non-Current Liabilities	4,490,132	4,474,814
2.02.01	Long Term Debt	3,292,586	3,395,080
2.02.02	Other Liabilities	338,525	348,638
2.02.02.02	Other	338,525	348,638
2.02.02.02.03	Mileage Program	151,703	181,456
2.02.02.02.04	Advance Ticket Sales	23,840	33,262
2.02.02.02.05	Tax Obligations	130,926	99,715
2.02.02.02.06	Other	32,056	34,205
2.02.03	Deferred Tax	672,692	642,185
2.02.03.01	Deferred Income Tax	672,692	642,185
2.02.04	Provisions	186,329	88,911
2.02.04.01	Tax, Labor, and Civil Provision	186,329	88,911
2.03	Consolidated Shareholders’ Equity	2,984,935	2,929,169
2.03.01	Capital	2,183,940	2,183,133
2.03.01.01	Issued Capital	2,316,462	2,315,655
2.03.01.02	Cost on Issued Shares	(132,522)	(132,522)
2.03.02	Capital Reserves	99,845	92,103
2.03.02.01	Share Premium	31,076	31,076
2.03.02.02	Subsidiary Goodwill Special Reserve	29,187	29,187
2.03.02.05	Treasury Shares	(11,887)	(11,887)
2.03.02.07	Share-based Payments	51,469	43,727
2.03.04	Retained Earnings	642,860	642,860
2.03.04.01	Legal Reserve	49,833	49,833
2.03.04.10	Reinvestment Reserve	593,027	593,027
2.03.05	Accumulated Earnings	31,934	0
2.03.06	Equity’s Evaluation Adjustment	26,356	11,073

  Pafe 3 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Interim Consolidated Financial Statements /Statement of Operations

(In thousands of Reais)

		Actual Quarter Accumulated	Previous Year Accumulated
Account Code	Account Description	01/01/2011 up to 03/31/2011 (Restated)	01/01/2010 up to 03/31/2010
3.01	Operating Revenues	1,895,722	1,729,817
3.01.01	Passenger	1,703.848	1,567,882
3.01.02	Cargo and Other	191,874	161,935
3.02	Cost of Goods and Services Sold	(1,481,992)	(1,325,211)
3.03	Gross profit	413,730	404,606
3.04	Operating Expenses/Revenue	(278,460)	(213,186)
3.04.01	Sales	(149,435)	(128,537)
3.04.01.01	Sales and Marketing	(149,435)	(128,537)
3.04.02	General and Administrative	(129,025)	(84,649)
3.05	Profit Before Income Taxes and Finance Result	135,270	191,420
3.06	Finance Result	(25,806)	(133,740)
3.06.01	Financial Revenues	34,189	19,398
3.06.01.01	Investments Revenue	34,189	19,398
3.06.02	Financial Expenses	(59,995)	(153,138)
3.06.02.01	Interest on Loans	(89,522)	(67,154)
3.06.02.02	Derivatives Net Result	(30,616)	(17,771)
3.06.02.03	Other Operating Expenses	(9,640)	(10,464)
3.06.02.04	Exchange Variation, Net	69,783	(57,749)
3.07	Profit Before Income Taxes	109,464	57,680
3.08	Income Tax	(40,068)	(33,758)
3.08.01	Current	(23,400)	(32,440)
3.08.02	Deferred	(16,668)	(1,318)
3.09	Net Profit of Continued Operation	69,396	23,922
3.11	Consolidated Profit (Loss) for the Period	69,396	23,922
3.11.01	Attributed to Shareholders of Parent Company	69,396	23,922
3.99	Earnings Per Share (Reais / Share)

  Pafe 4 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Interim Consolidated Statement of Comprehensive Income

(In thousands of Reais)

		Actual Quarter Accumulated	Previous Year Accumulated
Account Code	Account Description	01/01/2011 up to 03/31/2011 (Restated)	01/01/2010 up to 03/31/2010
4.01	Consolidated Net Profit for the Period	69,396	23,922
4.02	Other Comprehensive Income	15,283	(30)
4.02.01	Available for Sale Financial Assets	(487)	(323)
4.02.02	Cash Flow Hedge	23,894	443
4.02.03	Income tax	(8,124)	(150)
4.03	Consolidated Comprehensive Income for the Period	84,679	23,892
4.03.01	Attributed to Shareholders of Parent Company	84,679	23,892

  Pafe 5 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Interim Consolidated Financial Statements / Statement of Cash Flows – Indirect Method

(In thousands of Reais)

		Actual Quarter Accumulated	Previous Year Accumulated
Account Code	Account Description	01/01/2011 up to 03/31/2011 (Restated)	01/01/2010 up to 03/31/2010
6.01	Net Cash Provided by (Used in) Operating Activities	107,992	144,769
6.01.01	Cash Flows from Operating Activities	176,120	204,904
6.01.01.01	Depreciation and Amortization	90,157	63,760
6.01.01.02	Allowance for Doubtful Accounts	2,647	2,805
6.01.01.03	Provisions for Contingencies and Others	1,634	6,971
6.01.01.04	Provisions for Onerous Contracts	6,151	237
6.01.01.05	Provision for Inventory Obsolescence	(223)	0
6.01.01.06	Deferred Income Taxes	16,668	1,318
6.01.01.07	Shared-based Compensation	7,742	3,621
6.01.01.08	Exchange and Monetary Variations, Net	(69,783)	65,511
6.01.01.09	Interests on Loans, Net	89,522	67,154
6.01.01.10	Non Realized Hedge Result, Net	2,926	293
6.01.01.11	Provision for Return of Aircraft	11,192	5,957
6.01.01.12	Other Provision	4,388	(4,444)
6.01.01.13	Write-of of Non-monetary Items	17,040	0
6.01.01.14	Mileage Program	(3,941)	(8,279)
6.01.02	Assets and Liabilities Variation	(137,524)	(84,057)
6.01.02.01	Trade and Other Receivables	39,879	198,525
6.01.02.02	Inventories	5,184	(15,557)
6.01.02.03	Deposits	22,675	11,615
6.01.02.04	Prepaid Expenses, Recovery Taxes and Other Credits	18,226	12,775
6.01.02.05	Other Assets	(43,691)	7,272
6.01.02.06	Accounts Payable	(16,878)	(26,601)
6.01.02.07	Advance Ticket Sales	(112,886)	(177,411)
6.01.02.08	Advance from Customers	(17,791)	(35,569)
6.01.02.09	Salaries, Wages and Benefits	18,659	8,344
6.01.02.10	Sales Tax and Landing Fees	(5,080)	(3,297)
6.01.02.11	Tax Obligation	50,823	17,337
6.01.02.12	Provisions	(53,307)	(26,227)
6.01.02.13	Other Liabilities	15,713	4,695
6.01.02.14	Interests Paid	(35,650)	(27,518)
6.01.02.15	Income Tax Paid	(23,400)	(32,440)
6.01.03	Other	69,396	23,922
6.01.03.01	Net Income (loss) for the Period	69,396	23,922
6.02	Net Cash Generated by (used in) Investing Activies	(147,678)	(170,865)
6.02.01	Short term Investments	(26,892)	2,320
6.02.02	Restricted Cash	1,316	(25,641)
6.02.03	Purchase of Property, Plant and Equipment	(120,915)	(145,792)
6.02.04	Intangible Assets	(1,187)	(1,752)
6.03	Net Cash Generated by (used in) Financing Activities	(119,087)	90,727
6.03.02	Debts Collections	85,133	215,886
6.03.03	Payments of Financial Leases	(205,027)	(125,622)
6.03.04	Capital increase	807	463
6.04	Exchange Rate	531	(7,962)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(158,242)	56,669
6.05.01	Cash and Cash Equivalents at Beginning of the Period	1,955,858	1,382,408
6.05.02	Cash and Cash Equivalents at End of the Period	1,797,616	1,439,077

  Pafe 6 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                                                Version: 1

Interim Consolidated Financial Statements /  Statement of Changes in Shareholder’s Equity – From 01/01/2011 up to 03/31/2011

(In thousands of Reais)

ACCCOUNT CODE	ACCCOUNT DESCRIPTION	CAPITAL STOCK	CAPITAL RESERVES, OPTIONS GRANTED AND TREASURE SHARES	INCOME RESERVES	RETAINED EARNINGS	OTHER COMPREHENSIVE INCOME	TOTAL CONTROLLERS' PARTICIPATION	TOTAL NON CONTROLLERS' PARTICIPATION	TOTAL CONSOLIDATED SHAREHOLDERS' EQUITY
5.01	Balance as of December 31, 2010	2,183,133	92,103	642,860	0	11,073	2,929,169	0	2,929,169
5.02	Error adjustment, net of taxes – note 2.2	-	-	-	(37,462)	-	(37,462)	-	(37,462)
5.03	Balance as of January 1,2011	2,183,133	92,103	642,860	(37,462)	11,073	2,891,707	0	2,891,707
5.04	Shareholders Capital Transactions	807	7,742	0	0	15,283	23,832	0	23,832
5.04.08	Capital Increase through the exercise of stock options	807	0	0	0	0	807	0	807
5.04.09	Stock Option	0	7,742	0	0	0	7,742	0	7,742
5.04.10	Other Comprehensive Income, Net	0	0	0	0	15,283	15,283	0	15,283
5.05	Total Other Comprehensive Income	0	0	0	69,396	0	69,396	0	69,396
5.05.01	Net Profit for the Period	0	0	0	69,396	0	69,396	0	69,396
5.07	Final Balance	2,183,940	99,845	642,860	31,934	26,356	2,984,935	0	2,984,935

  Pafe 7 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                    Version: 1

Interim Consolidated Financial Statements / Statement of Changes in Shareholder’s Equity – From 01/01/2010 up to 03/31/2010

(In thousands of Reais)

ACCCOUNT CODE	ACCCOUNT DESCRIPTION	CAPITAL STOCK	CAPITAL RESERVES, OPTIONS GRANTED AND TREASURE SHARES	INCOME RESERVES	RETAINED EARNINGS	OTHER COMPREHENSIVE INCOME	TOTAL CONTROLLERS' PARTICIPATION	TOTAL NON CONTROLLERS' PARTICIPATION	TOTAL CONSOLIDATED SHAREHOLDERS' EQUITY
5.01	Balance as of December 31, 2009	2,062,272	67,360	0	479,536	818	2,609,986	0	2,609,986
5.03	Balance as of December 31, 2009 adjusted	2,062,272	67,360	0	479,536	818	2,609,986	0	2,609,986
5.05	Total Comprehensive Income	0	0	0	23,922	0	23,922	0	23,922
5.05.01	Net Profit for the Period	0	0	0	23,922	0	23,922	0	23,922
5.06	Internal Changes of Shareholder's Equity	463	3,621	0	0	(30)	4,054	0	4,054
5.06.04	Adjustments to Asset Valuation	0	0	0	0	(30)	(30)	0	(30)
5.06.05	Capital Increase	463	0	0	0	0	463	0	463
5.06.06	Other	0	3,621	0	0	0	3,621	0	3,621
5.07	Final Balance	2,062,735	70,981	0	503,458	788	2,637,962	0	2,637,962

  Pafe 8 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Interim Consolidated Financial Statements / Statement of Added Value

(In thousands of Reais)

		Actual Quarter Accumulated	Previous Year Accumulated
Account Code	Account Description	01/01/2011 up to 03/31/2011 (Restated)	01/01/2010 up to 03/31/2010
7.01	Revenues	1,978,373	1,804,732
7.01.02	Other Revenues	1,981,020	1,807,537
7.01.02.01	Transportation of Passenger, Cargo and Other	1,981,020	1,807,537
7.01.04	Provision/Reversion of Doubtful Accounts	(2,647)	(2,805)
7.02	Supplies Acquired from Third Parties	(1,117,980)	(988,891)
7.02.02	Materials, Energy, Services from Third Parties and Other	(342,840)	(339,068)
7.02.04	Other	(775,140)	(649,823)
7.02.04.01	Fuel and Lubricant Suppliers	(677,588)	(556,752)
7.02.04.02	Aircraft Insurance	(8,441)	(13,278)
7.02.04.03	Commercial and Marketing	(89,111)	(79,793)
7.03	Gross Added Value	860,393	815,841
7.04	Retentions	(90,157)	(63,760)
7.04.01	Depreciation, Amortization and Exhaustion	(90,157)	(63,760)
7.05	Net Added Value Generated	770,236	752,081
7.06	Added Value Received in Transference	216,310	268,370
7.06.02	Finance Revenue	216,310	268,370
7.07	Total Added Value to Distribute	986,546	1,020,451
7.08	Distribution of Added Value	986,546	1,020,451
7.08.01	Employees	359,437	284,440
7.08.02	Taxes	187,353	160,165
7.08.03	Third Parties' Capital Remuneration	370,360	551,924
7.08.03.02	Leases	128,244	149,814
7.08.03.03	Other	242,116	402,110
7.08.03.03.01	Funders	242,116	402,110
7.08.05	Other	69,396	23,922

  Pafe 9 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Management Comments

On January 15, 2011, GOL completed 10 years of operations, surpassing the mark of 160 million passengers carried, popularizing Brazilian air transport, driving demand with low fares through its low-cost, low-fare model, while at the same time offering a series of new services and entering into several partnerships. As a result, it has become one of the world’s most profitable airlines.

In January 2011, demand on the Company’s total route network reached its highest level and in March it recorded its best operating performance since 2005. These achievements reflected Brazil’s favorable economic scenario, the continuous increase in demand and GOL’s own, competitive advantages, including the best domestic market positioning, increased flight frequency and regularity in the country’s leading airports, higher productivity, with an aircraft utilization rate of more than 13.0 block hours/day, innovation in new cost-reduction initiatives and dynamic fare management. GOL is positioned to maintain its competitive advantage and profitability, with another year of consistent growth.

These results and the challenges that lie ahead were and will be only achieved thanks to the dedication of the Company’s employees (the “Team of Eagles”), who will play a crucial role in ensuring that GOL remains competitive and fixed firmly on its sustainable growth trajectory.

Constantino de Oliveira Junior Founder and CEO of GOL Linhas Aéreas Inteligentes S.A.

Operating Performance

Total System	1Q11	1Q10	Var.%	4Q10	Var.%
ASK - GOL (billions)	11.9	11.2	6.4%	11.7	1.5%
ASK - Industry (billions)	36.0	31.5	14.3%	35.4	1.7%
RPK - GOL (billions)	8.6	7.8	9.7%	8.3	3.3%
RPK - Industry (billions)	26.5	22.7	17.1%	25.8	3.0%
Load Factor - GOL (%)	72.4%	70.2%	+2.1 pp	71.1%	+1.3 pp
Load Factor - Industry (%)	73.7%	71.9%	+1.8 pp	72.8%	+0.9 pp
Domestic Market	1Q11	1Q10	Var.%	4Q10	Var.%
ASK - GOL (billions)	10.5	10.0	5.1%	10.5	0.7%
ASK - Industry (billions)	27.7	24.2	14.3%	27.3	1.3%
RPK - GOL (billions)	7.8	7.1	9.0%	7.4	4.1%
RPK - Industry (billions)	20.1	17.2	17.0%	19.4	3.7%
Load Factor - GOL (%)	73.5%	70.9%	+2.6 pp	71.1%	+2.4 pp
Load Factor - Industry (%)	72.8%	71.1%	+1.7 pp	71.1%	+1.7 pp
International Market	1Q11	1Q10	Var.%	4Q10	Var.%
ASK - GOL (billions)	1.3	1.1	18.0%	1.2	8.1%
ASK - Industry (billions)	8.3	7.3	14.2%	8.1	3.0%
RPK - GOL (billions)	0.8	0.7	16.0%	0.9	-3.7%
RPK - Industry (billions)	6.4	5.4	17.3%	6.3	0.8%
Load Factor - GOL (%)	62.9%	64.0%	-1.1 pp	70.6%	-7.7 pp
Load Factor - Industry (%)	76.9%	74.8%	+2.0 pp	78.6%	-1.7 pp

Data from the Brazilian Civil Aviation Authority (ANAC): adjusted in accordance with the new methodology adopted as of October 2010.

  Pafe 10 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Advanced Comparative Data  – ANAC

In October 2010, ANAC altered its method for calculating monthly traffic information (Official Letter no. 11/2010/GEAC/SRE/ANAC) and republished the data for the periods subsequent to January 2009. All the 2010 operational data reflect the new methodology, and may not be entirely comparable to the figures disclosed at that time. According to ANAC, the changes were designed to align the data with the concepts adopted by the International Civil Aviation Organization (ICAO). The alteration was necessary because Brazil has joined the ICAO’s statistical program and supplies the latter’s database with several industry data. The changes in the methodology refer to the calculation of ASK (seat supply) and the classification of domestic legs of international flights, which are now considered to be part of the domestic market. ANAC announced that it will republish the 2008 information at a later date.

Demand and Load Factor

In the first quarter, demand on GOL’s total route network reached its highest ever level, moving up by 9.7% over 1Q10 and by 3.3% over 4Q10, once again due to the greater share of Brazil’s emerging middle class in the leisure segment of the air transport market. As a result, GOL recorded a load factor of 72.4% (2.1 p.p. up on 1Q10 and 1.3 p.p. more than 4Q10), the Company’s best period operating performance since 2005.

Domestic market

GOL’s domestic demand increased by 9.0% over 1Q10, chiefly due to: (i) Brazil’s positive economic scenario; (ii) dynamic fare management, which allowed the company to increase fares in January (peak of the 1Q11 high season), offsetting the low fares in February and March so as to maintain load factors above 70% for the quarter, keeping RASK at high levels; and (iii) higher regional market flight frequencies between the periods. In comparison with 4Q10, demand increased by 4.1% due to the same factors.

As a result, the domestic load factor stood at 73.5%, 2.6 p.p. above the 70.9% recorded in 1Q10 and 2.4 p.p. more than the 71.1% reported in 4Q10, GOL’s highest ever first-quarter figure.

International Market

Demand on GOL’s international route network grew by 16.0% over the first three months of 2010, chiefly due to: (i) the larger number of international destinations (Punta Cana, Barbados, St. Maarten and the Jorge Newbery Airport in Buenos Aires); (ii) the increase in international operations with partner companies through code-share agreements; (iii) partnerships with travel agencies to sell blocks of aircraft seats; and (iv) the 2.3% appreciation of the Real  against the Dollar, which helped boost tourism growth in the Southern Cone and Caribbean regions.

In comparison with 4Q10, international market demand fell by 3.7% due to adjustments to the route network involving flights to Bogota in January 2011 (as disclosed in the monthly traffic release) and the smaller share of international flights in the total route network due to Carnival, which pushed up domestic traffic.

Supply

GOL’s is maintaining its strategy of responsible capacity additions and the 6.4% growth in supply is lower when compared to the industry’s 14.6% upturn year-over-year. This increase was due to: (i) the larger average number of aicraft in operation (operational fleet);  (ii) the higher fleet utilization rate (13.3 block hours/day in 1Q11 versus 13.0 block hours/day in 1Q10); (iii) the 3.9%  increase in the average stage length (930 km in 1Q11, versus 895 km in 1Q10); (iv) the change in fleet profile (replacement of B737-300s with B737-800s, with more seats); (v) the reactivation of B767 aircraft for use on international charter flights in order to meet growing demand in this segment; and (vi) GOL’s higher number of regional, national and international destinations (Bauru, Montes Claros, Punta Cana, Barbados, St. Maarten and the Jorge Newbery Airport in Buenos Aires).

GOL’s conservative strategy of capacity management, which allows to optimize load factors, maintain its competitive pricing policy, maximize aircraft utilization rates, reduce unit costs (CASK ex-fuel) and, consequently, generate higher operating margins.

  Pafe 11 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Yields

Adjusted yields totaled 19.83 cents (R$) in 1Q11, 0.9% below the 20.01 cents (R$) recorded in 1Q10 and 2.9% less than the 20.42 cents (R$) reported in 4Q10, chiefly due to GOL’s strategy of: (i) focusing on PRASK growth; (ii) maximizing aircraft load factors in order to encourage Brazil’s new emerging middle class to use air transport; and (iii) to the fact that Carnival fell in March this year, extending the leisure travel season and driving demand for flights from the South to the Northeast of Brazil.

Operating Data	1Q11	1Q10*	Var.%	4Q10*	Var.%
Revenue Passengers (000)	8,595	8,005	7.4%	8,964	-4.1%
Revenue Passengers Kilometers (RPK) (mm)	8,591	7,834	9.7%	8,315	3.3%
Available Seat Kilometers (ASK) (mm)	11,875	11,158	6.4%	11,699	1.5%
Load Factor	72.3%	70.2%	+2.1pp	71.1%	+1.3pp
Break-Even Load Factor (BELF	64.9%	62.4%	+2.5pp	61.1%	+3.8pp
Aircraft Utilization (Block Hours.Day)	13.3	13.0	3.0%	13.0	2.7%
Average Fare (R$)	198.2	195.9	1.2%	189.4	4.7%
Yield per Passenger Kilometer, Net(R$ cents)	19.83	20.01	-0.9%	20.42	-2.9%
Passenger Revenue per ASK, Net (PRASK) (R$ cents)	14.35	14.05	2.1%	14.51	-1.1%
Operating Revenue per ASK, Net (RASK) (R$ cents)	15.96	15.50	3.0%	15.98	-0.1%
Operating Cost per ASK (CASK) (R$ cents)	14.34	13.79	4.0%	13.74	4.3%
Operating Cost, Excluding Fuel, per ASK (R$ cents)	8.70	8.85	-1.6%	8.75	-0.5%

Departures	75,614	72,531	4.3%	74,911	0.9%
Average Stage Lenght (km)	930	895	3.9%	910	2.3%
Average Number of Operating Aircraft	111.0	107.9	2.9%	110.0	0.9%
Fuel Consumption (mm liters)	382	360	6.0%	377	1.2%
Number of Employees at Period End	18,706	18,235	2.6%	18,776	-0.4%
Average Exchange Rate (1)	1.67	1.80	-7.4%	1.70	-1.7%
End of Period Exchange Rate (1)	1.63	1.78	-8.6%	1.67	-2.3%
Inflation (IGP-M) (2)	2.4%	2.8%	-0.3pp	3.2%	-0.8 pp
Inflation (IPCA) (3)	2.4%	2.1%	+0.4pp	2.2%	+0.2 pp
WTI (avg. per barrel, US$) (4)	94.60	78.88	19.9%	85.24	11.0%
Gulf Coast Jet Fuel Cost (avg. per liter, US$)(4)	0.75	0.54	37.8%	0.62	21.0%

 Sources: (1) Brazilian Central Bank (2) FGV (3) IBGE (4) Bloomberg

 (*) The 1Q10 and 4Q10 operating data were recalculated in accordance with the new methodology of calculation of statistical manual introduced by DCA 2010 Manual (circular letter No. 11/2010/GEAC/SRE/ANAC), published and in force since October 2011 .

  Pafe 12 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Fleet and Fleet Plan

The Company closed 1Q11 with a standardized operational fleet of 111 B737-700 and 800 NG  aircraft, with an average age of 6.1 years, and a total fleet of 125 aircraft, identical to the previous quarter.

Operating Fleet	Seats(1)	1Q11	1Q10	Var.%	4Q10	Var.%
Regular Flights
B737-300	141	-	3	(3)	1	(1)
B737-700 NG	144	40	43	(3)	40	-
B737-800 NG	177	15	18	(3)	15	-
B737-800 NG SFP	187	56	44	12	52	4
Sub Total	18.887	111	108	3	108	3
Charters	Seats(2)	1Q11	1Q10	Var.%	4Q10	Var.%
B767-300 ER	218	4	-	4	4	-
Sub Total(2)	19.759	115	108	6	112	2
Non Operating Fleet	Seats(1)	1Q11	1Q10	Var,%	4Q10	Var,%
B737-300(3)	141	3	8	(5)	3	-
B737-700 NG	144	2	0	2	2	-
B737-800 NG	177	3	5	(2)	2	2
B737-800 NG SFP	187	-	-	-	-	-
B767-300 ER (3)	218	2	6	(4)	2	-
Sub Total(4)	1.501	10	19	(9)	9	2
Total	21.437	125	127	(2)	121	4

(1) Total number of seats in 1Q11.

(2) Includes regular route network aircraft (B737s) and charter flight aircraft (B767s).

(3) The three B737-300s excluded from the operational fleet but still part of the total fleet are grounded and in the final stages of return. These aircraft are no longer a part of the Company’s total fleet in 2011.

(4) Of the six B767-300/200 aircraft, one is sub-leased to an American airline, the remaining five are operating long-haul charter flights, and two aircraft have already been negotiated for early return, as disclosed in a press release.

The Company leases its entire fleet through a combination of financial and operational leases. Out of the total of 125 aircraft, 86 were under operational leases and 39 under finance leases. GOL also has purchase options on 33 aircraft when their leasing contracts terminate.

Operating Fleet Plan	2011	2012	2013	2014	2015
B737-700 NG	40	40	40	40	40
B737-800 NG*	75	79	81	85	91
Total	115	119	121	125	131

* includes SFP (Short Field Performance) aircraft

Aircraft Payments Forecast (R$MM)	2011	2012	2013	2014	2015	>2015	Total
Pre-Delivered Deposits	164.8	392.9	468.0	434.1	352.8	65.4	1,878.0
Aircraft Acquisition Commitments	885.1	377.3	2,060.0	3,304.6	2,878.4	6,574.8	16,080.2
Total	1,049.9	770.2	2,528.0	3,738.7	3,231.2	6,640.2	17,958.2

* List prices

  Pafe 13 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Capex

GOL invested R$110.7mm in 1Q11, 51% of which in the acquisition of aircraft for delivery between 2011 and 2013 (pre-delivery deposits); 43% in the purchase of parts; and 6% in bases, IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the Workshop of Wheels and Brakes). Annual capex in 2011 is estimated at between R$500mm and R$550mm.

Ownership Breakdown

	ON	%	PN	%	Total	%
Investment Fund in Volluto Participations	137,032,718	100.0	35,963,279	27.0	172,995,997	64.0
Board	16	-	2,004,542	1.5	2,004,558	0.7
Treasury Stocks	-	-	454,425	0.3	454,425	0.2
Free-Float	-	-	94,916,406	71.2	94,916,406	35.1
Total	137,032,734	100.0	133,338,652	100.0	270,371,386	100.0

1Q11 One-Off Entries

As disclosed in the press release published on May 2, 2011, in 1Q11 GOL recorded one-off entries of approximately R$62mm in its consolidated financial statements with no cash effect.

	1T11 (Financial Statements)	One-off entries	1T11 (Adjusted)
Operating Costs and Expenses	(1.760.452)	57.825	(1.702.627)
Other operating costs and expenses (b)	(148.600)	57.825	(90.775)
Operating Result (EBIT)	135.270	57.825	193.095
EBIT Margin	7,1%	N/A	10,2%
Net Financial Result	(25.806)	4.504	(21.302)
Other (c)	(7.854)	4.504	(3.350)
Income (loss) Before Income Taxes	109.464	62.329	171.793
Income Taxes (expense) Benefit (d)	(40.068)	(21.192)	(61.260)
Net Income (loss)	69.396	41.137	110.533
Net Margin	3,7%	N/A	5,8%
EBITDA	225.427	57.825	283.252
EBITDA Margin	11,9%	N/A	14,9%
EBITDAR	353.671	57.825	411.496
EBITDAR Margin	18,7%	N/A	21,7%

(b) Expenses related primarily to the implantation and the deactivation of the previous revenue accounting and Smiles mileage control systems;

(c) Monetary and foreign exchange rate variation on systems reconciliations;

(d) The tax effect of one-off entries.

Summary: 2011 Guidance

GOL revised its 2011 Guidance for some macroeconomic assumptions and operating data (as highlighted below) in view of the current scenario of increased fuel prices and the appreciation of the Real against the U.S. dollar. Given these changes, adjustments have been made in operating data of supply and demand and consumption in liters of fuel. Consequently, operating costs per ASK, excluding fuel (CASK ex-fuel) and operating margin expectations were reviewed. The other financial assumptions for 2011 were held constant:

2011 Guidance	Previous Scenario		Reviewed Scenario		2011 Real
	Worst	Best	Worst	Best	JAN-MAR
Brazilian GDP Growth	4.0%	5.0%	4.0%	5.0%	4.2%
Domestic Demand Growth (%RPKs)	10.0%	15.0%	10.0%	15.0%	16.9%
Supply and Demand Growth in Relation to GDP	0.75x	1.0x	0.75x	1.0x	4.0
Passengers Transported (MM)	33	36	34	36	9
GOL Capacity (ASKs billion)	48.0	51.5	48.0	50.0	12
Fleet (end of period)	115	115	115	115	115
Yield (R$ cents)	19.5	21.0	19.5	21.0	19,8
GOL Demand (RPKs billion)	32.0	35.0	33.0	35.0	8.6
Departures (000)	315	340	315	340	76
CASK Ex-fuel (R$ cents)	8.9	8.5	8.7	8.3	9.2
Fuel Liters Consumed (billion)	1.50	1.65	1.55	1.65	0.4
Fuel Price (R$.liter)	1.83	1.60	2.10	2.00	1.75
Average WTI (US$.barrel)	93	82	115	100	95
Average Exchange Rate (R$.US$)	1.80	1.70	1.68	1.58	1.67
Operating Margin (EBIT)	11.5%	14.0%	6.5%	10.0%	7.1%

The Company's quarterly earnings results reflect significant and variable seasonality, which limits the comparison with projections released regarding the entire fiscal year. The Company compares the forecasts with actual results after publishing the financial statements for each full fiscal year. The annual results of such comparisons can be found in the Company’s Reference Form, Section 11.

  Pafe 14 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

1.      Corporate information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a public-listed company incorporated in accordance with Brazilian Corporate Laws, organized on March 12, 2004. The objective of the Company is through its operating wholly-owned subsidiary VRG Linhas Aéreas S.A. (“VRG”) to exploit (i) regular and non-regular air transportation services of passengers, cargo and mail bags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) complementary activities of chartering air transportation of passengers.

GLAI is the direct parent company of the wholly-owned subsidiaries GAC Inc (“GAC”), Gol Finance (“Finance”) and indirect parent company of SKY Finance II (“SKY II”).

GAC was established on March 23, 2006, according to the laws of Cayman Islands, and its activities are related to the aircraft acquisition for its single shareholder GLAI, which provides a finance support for its operational activities and settlement of obligations. GAC is the parent company of SKY Finance and SKY II, established on August 28, 2007 and November 30, 2009, respectively, both located in Cayman Islands, which activities are related to obtaining funds to finance aircraft acquisition. Sky Finance was closed in June, 2010. The closure of SKY Finance  occurred after the payment of all funds raised by the company, considering that it was created with the specific objective of obtaining such funds.

Finance was established on March 16, 2006, according to the laws the Cayman Islands, and its activities are related to obtaining funds for aircraft acquisition.

On April 9, 2007, the Company acquired VRG, a low-cost and low-fare airline company, which operates domestic and international flights with GOL and VARIG brands, providing regular and non-regular air transportation services among the main  destinations in Brazil, South America and the Caribbean.

The Company’s shares are traded in the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BM&FBOVESPA). The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with BM&FBOVESPA, and integrates the indices of Shares with Differentiated Corporate Governance – IGC and Shares with Differentiated Tag Along – ITAG, created to identify companies committed to the adoption of differentiated corporate governance practices.

2.   Basis of preparation and summary of significant accounting policies

The authorization for issue of this interim consolidated financial statements occurred in the Board of Directors’ meeting on March 26, 2012. The registered office is located at Rua Tamoios, 246, Jd. Aeroporto, São Paulo, Brazil.

2.1 Basis of preparation

The quarterly interim consolidated financial statements were prepared for the period ended on March 31,2011 in accordance with International Accounting Standards (IAS) no. 34, related to consolidated interim financial statements, as issued by the International Accounting Standards Board (IASB) and technical pronouncement CPC 21 – Demonstração Intermediária (Interim Financial Reporting).

IAS 34 requires the use of certain accounting estimates by the Company Management. The interim consolidated financial statements were prepared based on historical cost, except for certain financial assets and liabilities, which are measured at fair value.

  Pafe 16 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

These interim consolidated financial statements do not include all the information and disclosure items required in the consolidated annual financial statements, therefore, they must be read together with the consolidated financial statements referring the period ended December 31st, 2010, and filed on February 22nd, 2011, which were prepared according to International Financial Reporting Standards – IFRS. There was no changes in accounting policies adopted on December 31,2010.

2.2 Restatement by correction of error

In April of 2011, the Company concluded the implementation of the new revenue recognition module (ARACS) to complement the current reservations system - New Skies. In connection with this implementation, the Company has identified a difference at the deferred revenue balance in relation to the historical amounts recognized in the financial statements.  The total quantified error, which was initially recognized in the profit or loss of the first quarter of 2011 as a reduction of revenue, amounted to R$56,760 (R$37,462 net of taxes), and was associated with the recognition of interline revenues.

The Company interline ticket sales represent sales from the Company to other airline entities under interline agreements. In accordance with these agreements an airline entity can use the Company´s reservation system to book domestic flights in Brazil by paying a predetermined contractual price.  Before implementing the new system, interline deferred revenue was recognized in accordance with the contractual price.  However, the recognition of passenger´s revenue was based on the spot ticket price.  Consequently, the difference could represent either an overstatement or an understatement of revenues, depending on the difference between the contractual interline price and the spot price.

In 2008 the Company initiated the interline transactions and since then the volume of these transactions have been increasing year after year. However, due to certain system limitations of the reservation system related to the inability to reprocess historical data, the Company is unable to allocate this error to the periods which they have occurred, which are the years ended December 31, 2008, 2009 and 2010 and the first quarter of 2011. After the first quarter of 2011 this system deficiency has been remediated with the conclusion of the new revenue recognition system implementation.

After further considerations, the Company has concluded that the most appropriate way to reflect this adjustment was in the opening balance of the retained earnings as of January 1st, 2011, pursuant to paragraph 44 of CVM Deliberation 592/09 “Políticas Contábeis, Mudança de Estimativa e Retificação de Erro” and  IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors”.

The impacts of this adjustment to the quarterly financial statements are as follows:

	Previous reported	Restated
	3 months ended on 03/31/2011
Passenger revenues	1,647,088	1,703,848
Current Income Tax and Social Contribution expenses	(4,102)	(23,400)
Net revenue (loss) of the period	31,934	69,396
Earnings (losses) per share basic	0.12	0.26
Earnings (losses) per share diluted	0.12	0.26

  Pafe 17 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

3.   Seasonality

The Company expects that the revenues and profits from its flights reach the highest levels during the summer and winter vacation periods, in January and July, respectively, and during the last two weeks of December, during the season holidays. The Carnival week usually has a decrease of load factoring ratio. By considering of the high portion of fixed costs, this seasonality tends to cause variations in our operational revenues from quarter to quarter.

4.   Cash and cash equivalents

	03/31/11	12/31/10

Cash and bank deposits	127,756	194,493
Cash equivalents	1,669,860	1,761,365
	1,797,616	1,955,858

On March 31, 2011, cash equivalents refers substantially to private income funds, government securities and fixed income funds, bearing interest rates of 98.5% to 103.5% of Certificado de Depósito Interbancário (CDI).

Since the first quarter of 2010, the Company started investing in open funds, and not only in exclusive funds as it previously did. Investment funds here refers to investments in quotas of fixed income and DI funds of top-class banks.

The composition of cash equivalents balance is presented below:

	03/31/11	12/31/10

Bank deposit certificates	511,722	678,253
Government bonds	274,879	245,186
Investment funds	883,259	837,926
	1,669,860	1,761,365

These financial investments provide high liquidity and are promptly converted into known cash amount, and are subject to insignificant risk of value change.

5.   Restricted cash

Restricted cash is represented by a guarantee deposits linked to loans from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and the Banco de Desenvolvimento de Minas Gerais (BDMG) which were applied in DI funds and paid the average rate of 98.5% of CDI.

On March 31, 2011, the restricted cash recorded in non-current assets corresponded to R$33,184 (R$34,500 on December 31, 2010).

6.   Short term investments

	03/31/11	12/31/10
Government bonds	27,598	-
Foreign bank deposits	21,300	19,790
Investment Funds (FIDC)	-	2,816
Other financial assets	600	-
	49,498	22,606

Short term	21,900	22,606
Long term	27,598	-
	49,498	22,606

  Pafe 18 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

On March 31,2011, financial assets classified as held to maturity are mainly comprised by government securities of long term with maturity date between July 2012 and January 2015, bearing interest at 100.0% of CDI  and foreign bank deposits, applied on February 24,2011 with annual maturity date and bearing interest at 6.0% per year.

During the three months period ended on March 31, 2011 the Company redeemed the investment funds for debt securities (FIDC) and foreign bank deposits (time deposits), according to the maturity date of these financial assets.

7.   Trade and other receivables

	03/31/11	12/31/10
Local currency:
Credit card administrators	13,207	90,612
Travel agencies	184,160	149,393
Installments sales	46,952	48,564
Cargo agencies	22,480	20,582
Airline partners companies	16,221	16,608
Other	30,548	27,491
	313,568	353,250
Foreign currency:
Credit card administrators	5,919	5,855
Travel agencies	3,747	3,935
Cargo agencies	68	141
	9,734	9,931
	323,302	363,181

Allowance for doubtful accounts	(62,774)	(60,127)
	260,528	303,054

Changes in the allowance for doubtful accounts are as follows:

	03/31/11	12/31/10
Balance at the beginning of the period	(60,127)	(52,399)
Additions	(7,328)	(27,689)
Unrecoverable amounts	762	5,623
Recoveries	3,919	14,338
Balance at the end of the period	(62,774)	(60,127)

The aging analysis of accounts receivable is as follows:

	03/31/11	12/31/10
Falling due	206,137	270,286
Overdue until 30 days	24,267	19,091
Overdue 31 to 60 days	12,010	4,128
Overdue 61 to 90 days	7,722	5,533
Overdue 91 to 180 days	11,262	8,041
Overdue 181 to 360 days	11,917	7,052
Overdue above 360 days	49,987	49,050
	323,302	363,181

  Pafe 19 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

The average collection period of installment sales is seven months and monthly interests based on 5.99% is charged over the receivable balance, which is reported as finance income when collected. The average term for receipt of other accounts receivable is 45 days.

On March 31, 2011, accounts receivable from travel agencies amounting to R$16,000 (R$24,300 on December 31, 2010) are related to loan agreements guarantees.

8.   Inventories

	03/31/11	12/31/10

Consumables	17,111	16,702
Parts and maintenance materials	117,571	117,740
Advances to suppliers	40,252	43,725
Imports in progress	249	1,885
Others	7,627	7,942
Provision for obsolescence	(16,781)	(17,004)
	166,029	170,990

Changes in the allowance for inventory obsolescence is as follows:

	03/31/11	12/31/10
Balance at the beginning of the year	(17,004)	(8,602)
Additions	(16,781)	(44,426)
Write-offs	17,004	36,024
Balance at the end of the year	(16,781)	(17,004)

9.    Deferred and recoverable taxes

	03/31/11	12/31/10
Recoverable taxes:
Current assets
ICMS (1)	7,570	7,039
Prepaid IRPJ and CSSL (2)	65,344	35,186
IRRF (3)	3,403	8,548
Withholding tax of public institutions	18,257	17,334
Value-added taxes – IVA (4)	4,147	3,512
Income tax on imports	15,805	15,805
Other	721	719
Total recoverable taxes - current	115,247	88,143

Deferred taxes:
Non-current assets
Tax losses carryforward	338,807	340,055
Negative basis of social contribution	121,971	122,420
Temporary differences:
Mileage program	78,306	70,603
Allowance for doubtful accounts	193,568	190,664
Provision for judicial lawsuits	55,750	44,556
Return of aircraft	3,805	11,318
Others	31,053	37,929
Total deferred tax - non-current assets	823,260	817,545

Non-current liabilities
Brands	21,457	21,457
Flight rights	190,686	190,686
Maintenance deposits	151,160	155,266
Engine and rotable depreciation	121,737	115,098
Reversal Goodwill amortization	57,447	51,064
Aircraft leasing operations	106,790	94,950
Others	23,415	13,664
Total deferred tax - non-current liabilities	672,692	642,185

(1) ICMS: State tax on sales of goods and services.

(2) IRPJ: Brazilian federal income tax on taxable net profits.

     CSLL: social contribution on taxable net profits, created to finance social programs and funds.

(3) IRRF: withholding of income tax applicable on certain domestic operations, such as payment of fees for some service providers, payment of salaries and financial income resulting from bank investments.

(4) IVA: Value-added tax for sales of goods and services abroad.

  Pafe 20 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

The Company and its subsidiary have tax losses and negative bases of social contribution in the determination of the taxable profits, to be compensated with 30% of the annual taxable profits, with no expiration term, in the amounts following:

	Parent Company (GLAI)		Subsidiary (VRG)
	03/31/11	12/31/10	03/31/11	12/31/10
Accumulated income tax losses carryforward	264,845	264,920	1,294,563	1,299,555
Negative basis of social contribution	264,845	264,920	1,294,563	1,299,555

On March 31, 2011, tax credits resulting from tax losses and negative basis of social contribution were recorded based on the firm expectation for generation of future taxable profits of the Company and its subsidiaries, in accordance with the legal limitations.

The projections of future taxable income for utilization to compensate tax losses and negative basis of social contribution, are technically prepared and supported based on their business plans which are approved by the Board of Directors, indicate the existence of sufficient taxable profit for the realization of the deferred tax assets recognized.

The Company through its parent company has a total tax credit amount of R$90,047, however,  the Company recognized an allowance for loss of R$69,447 for the credits with no perspective of realization in an immediate future.

The Management considers that the deferred tax assets arising resulting from temporary differences will be realized proportionally to the realization of provisions and final outcame of future events.

The reconciliation between income tax and social contribution, calculated by the application of the statutory tax rate combined with values reflected in the net income, is shown below:

	03/31/11	03/31/10
Income before Income Taxes - restated	109,464	57,680
Combined tax rate	34%	34%
Income tax at combined tax rate	(37,217)	(19,612)
Adjustments for calculating the effective tax rate:
Non-deductible income from subsidiaries	(8,517)	(3,594)
Nondeductible expenses (non taxable income) of subsidiaries	2,099	254
Income tax on permanent differences	(3,002)	(1,753)
Exchange variation on investments abroad	6,569	(9,054)
Income tax and social contribution expenses	(40,068)	(33,758)

Current income tax and social contribution	(23,400)	(32,440)
Deferred income tax and social contribution	(16,668)	(1,318)
	(40,068)	(33,758)

  Pafe 21 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

10. Prepaid expenses

	03/31/11	12/31/10

Deferred losses from sale-leaseback transactions (a)	61,231	63,574
Prepayments of hedge awards	18,554	23,334
Prepayments of leasing	35,561	33,322
Prepayments of insurance	13,043	27,860
Prepayments of commissions	9,745	16,628
Others	6,214	5,665
	144,348	170,383

Current	92,490	116,182
Non-current	51,858	54,201

(a)  During the accounting periods of 2007, 2008 and 2009, the Company registered losses with sale-leaseback transactions performed by its subsidiary GAC Inc. for 9 aircrafts in the amount of R$89,337. These losses are being deferred and amortized proportionally to the payments of the respective leasing contracts during the contractual term of 120 months. Further information related to the sale-leaseback transactions are described in Note 25b. During the three months period ended on March 31,2011, there was no sale-leaseback transactions.

11. Deposits

Maintenance deposits

Under certain existing lease agreements, maintenance deposits are paid to aircraft and engine lessors that are to be applied to future aircraft maintenance. The maintenance deposits paid under lease agreements exempt neither the obligation to maintain the aircraft nor the cost risk associated with the maintenance activities of the aircraft lessor. The Company maintains the right to select any third-part maintenance provider or to perform such services in-house.

These deposits are calculated based on a performance measure, such as flight hours or cycles, and are available for reimbursement to the Company upon the completion of the maintenance of the lease aircraft.  Therefore, these amounts are recorded as a deposit on the balance sheet and maintenance cost is recognized when the underlying maintenance is performed, in accordance with the Company’s maintenance policy. Certain lease agreements provide that the excess deposits are not refundable to the Company. Such excess could occur if the amounts ultimately expended for the maintenance events were less than the amounts deposited. Any excess amounts held by lessor or retained by the lessor upon the expiration of the lease, which are not expected to be significant, would be recognized as additional aircraft rental expense.

Based on regular analysis of deposit recoveries, Management believes that the values disclosed in the consolidated balance are recoverable, and there are no indicators of  impairment of maintenance deposits, which balances on March 31, 2011 are classified in non-current assets and amount to R$444,589 (R$456,666 on December 31, 2010).

Additionally, the Company holds contracts with some lessors to replace deposits by letters of credit, to enable the utilization of deposits to cover other disbursements related to leasing contracts. Many of the aircraft leasing contracts do not require maintenance deposits.

  Pafe 22 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Deposits in guarantee for leasing contracts

As required by the leasing contracts, the Company makes guarantee deposits on behalf of the leasing companies, the refund of which occurs upon the contract expiration date. On March 31, 2011, the balance of guarantee deposits for leasing contracts, classified in non-current assets, is R$102,029 (R$127,963 on December 31, 2010).

Judicial deposits

Judicial deposits substantially represent guarantees of related to tax claims under judgment until such deposits will continue the resolution of conflicts related to them. The balances of judicial deposits on March 31, 2011, recorded in non-current assets totaled R$146,083  (R$130,748  on December 31, 2010).

12. Transactions with related parties

Graphic, consulting and transportation services

The subsidiary VRG holds contract with the related part Breda Transportes e Serviços S.A. for passenger and luggage transportation services between airports, and transportation of employees, which expired annually on November, 16 and can be renewed at every 12 months by additional equal periods by signing an amendment instrument signed by the parties, with annual correction based on the General Market Price Index (IGP-M) variation.

The Subsidiary VRG also holds contracts with related parties Expresso União Ltda., União Transporte de Encomendas e Comércio de Veículos Ltda.,  and Serviços Gráficos Ltda. for providing passenger and luggage transportation services between airports, transportation of express cargoes, transportation of employees and graphic services, respectively, with 12-month maturity terms without financial charges.

The Subsidiary VRG also hold a contract with related party Vaud Participações S.A. for providing administration services and executive management, with maturity terms of two years since October 2010.

During the year ended on March 31,2011, VRG recognized total expense related to these services amounting to R$2,103 (R$2,776 for the three months period ended on March 31, 2010). All the entities previously mentioned belong to the same business group.

Operational lease

VRG is the lessee of the property located at Rua Tamoios, 246, São Paulo – SP, owned by Patrimony Administradora de Bens, controlled by Comporte Participações S.A., company owned by the same shareholder of the Company, which contract expires annually on April 4, can be renewed at every 12 months by additional equal periods and includes clause of annual readjustment based on General Market Price Index (IGP-M) variation. During the period ended on March 31, 2011, VRG recognized total expense related to this rental amounting to R$218 (R$107 for for the three months period ended on March 31, 2010).

Commercial Agreement with Unidas Rent a Car

On May 2009, VRG signed a commercial agreement with Unidas Rent a Car, a Brazilian car rental company, which provides a 50% discount to Unidas’  customers in the daily rental rates when they buy air travel tickets on flights operated by the subsidiary VRG in its website. The chairman of the Board of Directors of the Company, Álvaro de Souza, is also a member of the board of directors of Unidas Rent a Car.

  Pafe 23 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Accounts payable – current liabilities

On March 31,2011, balances payable to related companies amounting to R$467 (R$1,552 on March 31, 2010) are included in the suppliers' balances and substantially refers to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

Payments of key management personnel

	03/31/11	03/31/10
Salaries and benefits	3,915	2,780
Social charges	1,437	961
Share-based payments	4,573	3,427
Total	9,925	7,168

On March 31,2011, the Company did not offer post-employment benefits, and there are no benefits for breach of employment agreements or other long-term benefits for Management or other employees.

Share-based payments

The Company’s Board of Directors within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the grant of a stock option for key senior executive officers and employees. For the grants until 2009,  the options vest at a rate of 20% per year, and can be exercised up to 10 years after the grant date.

Due to changes in Stock Option Plan of the Company's shares, approved the Ordinary Shareholders Meeting held on April 30, 2010, for the 2010 grants, the options become exercisable in respect of 20% as from the first year, an additional 30% as from the second and remaining 50% as from the third year. The options under this Plan of 2010 also may be exercised within 10 years after the grant date.

The fair value of stock options was estimated at the grant date using option-pricing model of Black-Scholes.

The Board of Directors meetings date and the assumptions utilized to estimate the fair value of the stock purchase options using the Black-Scholes option pricing model are demonstrated below:

	Stock option plans
	2005	2006	2007	2008	2009 (a)	2010 (b)	2011
Board of Directors meeting date	December 9, 2004	January 2, 2006	December 31, 2006	December 20, 2007	February 4, 2009	February 2, 2010	December 20, 2010
Total of options granted	87,418	99,816	113,379	190,296	1,142,473	2,774,640	2,722,444
Option exercisable price	33.06	47.30	65.85	45.46	10.52	20.65	27.83
Fair value of the option on the grant date	29.22	51.68	46.61	29.27	8.53	16.81	16,01 (c)
Estimated volatility of the share price	32.52%	39.87%	46.54%	40.95%	76.91%	77.95%	44.55%
Expected dividend	0.84%	0.93%	0.98%	0.86%	-	2.73%	0.47%
Risk-free return rate	17.23%	18.00%	13.19%	11.18%	12.66%	8.65%	10.25%
Option duration (years)	10	10	10	10	10	10	10

(a) On April 2010 additional options were granted, totaling 216,673 in addition to those approved by the 2009 plan.

(b) On April 2010 additional options were approved totaling 101,894, reffering to the 2010 plan.

(c) The calculated fair value for 2011 plan  was 16.92, 16.11 and 15.17 for respective períodos of vesting (2011, 2012 e 2013)

  Pafe 24 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Changes in the stock options as of March 31,2011 are shown as follows:

	Stock options	Average weighted purchase price
Options in circulation as of December 31, 2010	3,476,684	20.56
Granted	2,722,444	27.83
Exercised	(46,698)	15.40
Adjust on lost rights estimative	(619,751)	23.03
Options in circulation as of March 31, 2011	5,532,679	23.90

Number of options exercisable as of December 31, 2010	955,975	22.88
Number of options exercisable as of March 31, 2011	1,163,137	23.13

The interval of the exercise prices and the average maturity of the outstanding options, as well as the intervals of the exercise prices for the exercisable options as of December 31, 2010, are summarized below:

Options in circulation				Options exercisable
Exercise price intervals	Options in circulation as of Mar/2011	Remaining weighted average maturity	Weighted average exercise price	Options exercisable as of Mar/2011	Weighted average exercise price
33.06	31,222	4	33.06	31,222	33.06
47.30	37,960	5	47.30	37,960	47.30
65.85	41,150	6	65.85	34,978	65.85
45.46	93,912	7	45.46	61,043	45.46
10.52	551,235	8	10.52	248,056	10.52
20.65	2,271,193	9	20.65	624,578	20.65
27.83	2,506,006	10	27.83	125,300	27.83
10.52-65.85	5,532,679	9.2	23.90	1,163,137	23.13

For the three months period ended on March 31,2011, the Company registered on the shareholder’s equity an result with stock options in the amount of R$7,742 (R$3,621 for the three months period ended on March 31,2010), being the expense presented in the consolidated statements of operations as labor expenses.

       13.     Earnings per share

Although, there are differences in voting rights and liquidation preferences, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders have identical rights to earnings and are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares and the basic earnings per share calculation should be the same for both shares.

Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the period. The diluted earnings per share are computed including dilutive potential shares from the executive employee stock options using the treasury-stock method when the effect is dilutive. The effect anti-dilutive potential shares are ignored in calculating dilutive earnings per share.

  Pafe 25 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

	03/31/11 (Restated)	03/31/10
Numerator
Net income for the year	69.396	23,922

Denominator
Weighed mean of shares in circulation related to basic earnings per share (in thousands)	269,806	265,288

Effects of titles deductible
Executive option plan to purchase shares (in thousands)	358	160

Adjusted weighed mean of shares in circulation and presumed conversions related to the diluted earnings per share (in thousands)	270,164	265,448

Basic earnings per share	0.26	0.09
Diluted earnings per share	0.26	0.09

On March 31,2011, the diluted profit per share was computed by considering the instruments that may have potential dilutive effect in the future. On March 31,2011 the exercise price of vested stock options of the 2009 and 2010 plans are lower than the average market quotation of the period (in the money). The 2010 plan is in the money even when the vesting stock options expenses are included in the strike price that will incur, of the “vesting” option

On March 31,2011 the total of 358,213 stock options have dilutive effect (272,641 stock options on March 31,2010).

14. Property, plant and equipment

	03/31/11				12/31/10
	Annual weighted depreciation rate	Cost	Accumulated depreciation	Net value	Net value
Flight equipment
Aircraft under financial leases	11%	2,553,145	(394,552)	2,158,593	2,210,433
Sets of replacement parts and spare engines	4%	806,468	(136,459)	670,009	649,758
Aircraft reconfigurations	11%	275,950	(84,246)	191,704	86,992
Aircraft and safety equipment	20%	1,287	(713)	574	601
Tools	10%	21,485	(5,772)	15,713	14,465
		3,658,335	(621,742)	3,036,593	2,962,249
Property and equipment in use
Vehicles	20%	8,784	(5,746)	3,038	3,309
Machinery and equipment	10%	26,632	(8,183)	18,449	15,744
Furniture and fixtures	10%	17,966	(7,638)	10,328	10,696
Computers and peripherals	20%	39,692	(24,698)	14,994	14,354
Communication equipment	10%	2,669	(1,213)	1,456	1,517
Facilities	10%	4,346	(2,262)	2,084	2,192
Maintenance center – Confins	7%	105,384	(11,915)	93,469	93,160
Improvements in third-part properties	20%	31,560	(14,426)	17,134	18,540
Works in progress	-	16,058	-	16,058	15,546
		253,091	(76,081)	177,010	175,058
		3,911,426	(697,823)	3,213,603	3,137,307

Advances for acquisition of aircraft	-	368,268	-	368,268	323,661
		4,279,694	(697,823)	3,581,871	3,460,968

  Pafe 26 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Changes in property, plant and equipment balances are shown below:

	Property, plant and equipment under financial leasing	Other flight equipment (A)	Advances for acquisition of property, plant and equipment	Other	Total
On December 31, 2010	2,210,433	751,816	323,661	175,058	3,460,968
Additions	-	151,769	56,594	7,055	215,418
Write-offs	-	(155)	(11,987)	-	(12,142)
Depreciation	(51,840)	(25,430)	-	(5,103)	(82,373)
On March 31, 2011	2,158,593	878,000	368,268	177,010	3,581,871

(a)        Additions in 2011 primarily represent total estimated costs to be incurred relating to the reconfiguration of aircraft when returned and improvement costs relating to major overhauled of engine under operating lease.

15. Intangible assets

	Goodwill	Trade names	Airport operating rights	Software	Total
Balance on December 31, 2010	542,302	63,109	560,842	100,924	1,267,177
Additions	-	-	-	8,362	8,362
Write offs	-	-	-	(12,073)	(12,073)
Amortizations	-	-	-	(7,783)	(7,783)
Balance on March 31, 2011	542,302	63,109	560,842	89,430	1,255,683

The Company has allocated goodwill and intangible assets with indefinite life, acquired through business combinations, for the purposes of impairment testing to a single cash-generating unit which is the operating subsidiary VRG. The recoverable amount of these assets is tested annually by the Company at the end of  year.

On the quarter ended March 31, 2011, the Company implemented a new mileage control system, resulting in a write off of R$7,175 of residual amount of old mileage system.

16. Short and Long Term Debt

		Effective average interest rate (p,y,)
	Maturity	03/31/11	03/31/11	12/31/10
Short term debt
Local currency:
BNDES loan	Jul, 2012	8.66%	13,987	14,352
BNDES loan Safra	Mar, 2014	11.46%	28,363	27,550
BDMG loan	Jan, 2014	8.05%	3,484	3,376
Interest			3,218	19,721
			49,052	64,999
Foreign currency (in U.S. Dollars):
Working Capital	Mar, 2012	3.42%	82,704	83,803
IFC loan	Jul, 2013	4.15%	10,082	13,885
FINIMP	Jun, 2011	2.69%	2,695	2,718
Interest			28,461	33,969
			123,942	134,375
			172,994	199,374

Financial Lease	Dec, 2021		139,634	146,634
Total short term debt			312,628	346,008

Long term debt
Local currency:
BNDES	Jul, 2012	8.66%	4,784	8,372
BNDES - intermediated by Banco Safra	Mar, 2014	11.46%	63,709	70,934
BDMG	Jan, 2014	8.05%	27,346	27,332
Debentures	Sep, 2015	12.63%	594,018	593,870
			689,857	700,508
Foreign currency (in U.S. Dollars)
IFC loan	Jul, 2013	4.15%	23,752	27,770
Senior bonds I	Apr, 2017	7.50%	340,183	347,501
Senior bonds II	Jul, 2020	9.25%	477,212	487,887
Perpetual bonds	-	8.75%	291,537	297,944
			1,132,684	1,161,102
			1,822,541	1,861,610

Financial Lease	Dec, 2021		1,470,045	1,533,470
Total long term debt			3,292,586	3,395,080
			3,605,214	3,741,088

  Pafe 27 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

The maturities of long-term debt for the next periods, counted from April 1st  to March 31 of the next year, are as follows:

					After 2015
	2012	2013	2014	2015		Total
Local currency:
BNDES loan	4,784	-	-	-	-	4,784
Loan – Safra	21,302	28,586	13,821	-	-	63,709
BDMG and BDMG II loan	2,523	6,543	4,512	4,236	9,532	27,346
Debentures	-	-	-	594,018	-	594,018
	28,609	35,129	18,333	598,254	9,532	689,857
Foreign currency (Dollars):
IFC	7,917	15,835	-	-	-	23,752
Senior bonds I	-	-	-	-	340,183	340,183
Senior bonds II	-	-	-	-	477,212	477,212
Perpetual bonds	-	-	-	-	291,537	291,537
	7,917	15,835	-	-	1,108,932	1,132,684
Total	36,526	50,964	18,333	598,254	1,118,464	1,822,541

Fair values of senior and perpetual bonds, on March 31, 2011, reflecting the frequent readjustment of market quotations of these instruments, based on the exchange rate in effect on the balance sheet closing date, are shown below:

	Consolidated
	Book	Market
Senior notes (I and II)	817,395	874,365
Perpetual bonds	291,537	288,143

  Pafe 28 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Working capital

On March 21, 2011, the Company collected a working capital loan amounting R$85,000 (USD51,121), tax of 3.42% p.a. and maturity date on March 15,2012. The Company also contracted a swap operation, changing the effective cost of the loan to 118% of CDI-over, in local currency . On March 31,2011, the balance registered in current liabilities was R$82,704.

On March 31, 2011, the Company quit the amount of R$82,841 (USD50,000), related to working capital collected on September, 2010.

Finance leases

Future payments for considerations of finance leasing contracts are established in U.S. Dollars, and are as follows:

	03/31/11	12/31/10
2011	169,340	227,174
2012	223,105	227,174
2013	222,076	227,174
2014	222,061	227,174
2015	214,634	219,576
Beyond 2015	951,396	935,450
Total of minimum lease payments	2,002,612	2,063,722
Less: total interest	(392,933)	(383,618)
Present value of minimum leasing payments	1,609,679	1,680,104
Less: short-term installment	(139,634)	(146,634)
Long-term installment	1,470,045	1,533,470

The discount rate used to calculate the present value of the minimum leasing payments is 6.23% on March 31, 2011 (6.23% on December 31, 2010). There are no significant differences between the present value of minimum leasing payments and the market value of these financial liabilities.

The Company extended the maturity date of financing for some of its aircrafts leased during 15 years, by using the SOAR structure (mechanism for extending the amortization and financing payment), which enables performing calculated withdrawals to be made for settlement by payment in full at the end of the leasing contract. On March 31, 2011 the value of withdrawals performed for the integral payment on the expiration date of the leasing contract is R$39,824 (R$37,407 on December 31, 2010).

Restrictive covenants

The Company has restrictive covenants in loan agreements with the following financial institutions: IFC, BNDES,  and Banco do Brasil.

The Company complied with the minimum parameters set with all financial institutions required for the indexes for the three months period ended March 31, 2011.

17. Advance ticket sales

On March 31, 2011, the balance of advance ticket sales in current liabilities of R$404,431 (R$517,006 on December 31, 2010) is represented by 2,784,799 tickets sold and not yet used with 68 days of average term of use (95 days on December 31, 2010).

As described in explanatory note no. 2.2, in the first quarter of 2011, the Company implemented a new accounting system of revenue - ARACS and identified a difference between the balance of advance ticket sales calculated by ARACS and account balance accumulated recorded in the old system (New Skies), in the amount of R$ 56,760 (R$ 37,462 net of tax effects). This difference arises from the fact that the old system recorded interline sales and smile deferred revenue in accordance to set amount with commercial   agreement however, when the system released the deferred revenue into revenue, current spot rates were used.

  Pafe 29 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

18. Smiles deferred revenue

Since the VRG´s acquisition, the Company has a mileage program denominated Smiles (“Smiles Program”), This program consists in the reward of mileage credits, though accumulation of mileage credits by the passengers, to use for adittional travels. The obligations assumed under the frequent flyer program, (“Smiles Program”) were valued at the VRG’s acquisition date at estimated fair value that represents the estimated price that the Company could pay to a third part to assume the mileage obligation expected to be recovered on the mileage program.

On March 31, 2011, the balance of Smiles deferred revenue is R$52,012 and R$151,703 classified in the current and non-current liabilities, respectively (R$26,200 and R$181,456 on December 31, 2010).

19. Advances from customers

On March 31, 2011, the Company has the amount of R$16.212 in the current liabilities  and R$23.840 in the noncurrent liabilities registered in the advances from customers, related to Operational Agreement named Co-branded, as detailed below. On December 31,2010, the amount registered in advances from customers was R$16,484 and R$33,262 in current and noncurrent liabilities, respectively.

On June 08, 2010, the Company, through its wholly-owned subsidiary VRG signed commercial agreement with the Travel Operator and Agency CVC Tur Ltda, (“CVC”), amounting to R$50,000, to enable the sale of national and international chartered flights. On March 31,2011 the amount was totally utilized (R$8,097 registered on current liabilities on December 31, 2010).

Co-branded Operational agreement

The subsidiary VRG completed a partnership with Banco Bradesco S.A. and Banco do Brasil S.A. on September 2009, an operational agreement for the sale of miles, access rights and utilization of customers’ database of the mileage program, related to issuing of credit cards in the Co-branded format. The agreement term is five years.

The table below summarizes the aggregate amounts relating to these agreements.

Payment method:
Purchase of miles (i)	R$204,000
Right to access the customer database of the Smiles program (ii)	R$16,086
Right to use the Smiles brand in credit cards (iii)	R$32,000
Total	R$252,086

(i)            The purchase of miles was accounted for as advance from customers. The total amount received by the Company to purchase miles was R$204,000, which corresponds to the fair value of miles sold under this agreement, based on similar market transactions. These amounts are transferred from “advances from customers” to “deferred revenue from the mileage program”, to the extent that the banks request the issue of miles on behalf of their customers’ Smiles accounts. The balance of R$9,169 as of December 31, 2011 (R$49,746 as of December 31, 2010) corresponds to the remaining miles that were not awarded to the customers' accounts and transferred to the deferred revenue of the mileage program as of that date.

  Pafe 30 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

(ii)           The rights to use the database of customers Smiles were recorded as other current and non-current liabilities. This amounts are recognized on other revenues balance, linearly for the contracted period of five years. The Company offers the updated databanks to the counterparties, as described in the agreement.

(iii)          The right to use the Smiles flag in the credit cards was recorded as other revenues in July 2009 since the Company did not hold any contractual obligation to return the amount and this value was not associated with any service to be provided.

20. Tax obligations

	03/31/11	12/31/10
PIS and COFINS	107,631	83,857
REFIS	38,246	38,166
IRRF on wages and benefits	15,587	20,895
ICMS	3,761	3,581
Import tax	3,207	3,712
CIDE	404	354
IOF	117	125
Others	8,258	7,222
	177,211	157,912

Current	46,285	58,197
Non-current	130,926	99,715

PIS and COFINS

With the start of the systematic of non-cumulative in the calculation of the PIS (Law no.10637/02) and COFINS (Law no. 10833/03), the subsidiary VRG has implemented those rules as well as questioning the rate application for calculating these contributions. The provision recorded  in the balance on March 31, 2011 in the amount of R$107,631 (R$83,857 on  December 31, 2010) includes the portion not paid, monetarily restated  by the SELIC rate. There are judicial deposits in the amount of R$72,688 (R$66,963  on December 31, 2010) to ensure the suspension of the tax credit.

In the first quarter ended March 31, 2011, the Company registered a provision of  R$24,058 arising from tax credit of PIS and COFINS contributions.

Adherence to the Program of Subdivision of Federal Taxes (REFIS)

On November 30, 2009, the Company and its subsidiary VRG filed its adherence to the Program of Subdivision of Federal Taxes (REFIS), as provided in Law no. 11941 of May 27, 2009, including all of its debts with the Receita Federal do Brasil and Procuradoria-Geral da Fazenda Nacional (Brazilian IRS), maturing through November 30, 2008.

The management decided to pay the debts of R$11,610 related to GLAI and R$35,012 related to VRG in 180 installments. This payment method offers reductions of 60%  of the relative values of craft and fine for late payment, 25% of interest and 20% off fines, reducing the value of debt to R$10,257 and R$27,989 for GLAI and VRG, respectively.

  Pafe 31 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

The debts consolidation is scheduled for June, 2011, according with the resolution PGFN/RFB no. 2/2011, and upon such consolidation the Company and its subsidiary VRG will use part of their tax credits relating to tax loss carryforwards of social contribution to settle amounts related to interest and penalties amounting to R$1,645 and R$9,032 for GLAI and VRG, respectively.

21. Provisions

	Insurance provision	Aircraft return (a)	Onerous contracts	Litigation	Total
Balance on December 31, 2010	31,070	33,287	9,885	70,636	144,878
Additional provisions recognized	4,388	105,695	6,151	1,706	117,940
Utilized provisions	(29,773)	(21,499)	(2,014)	(21)	(53,307)
Balance on March 31, 2011	5,685	117,483	14,022	72,321	209,511

Current	5,685	7,801	9,696	-	23,182
Non-current	-	109,682	4,326	72,321	186,329
	5,685	117,483	14,022	72,321	209,511

(a)   The additional provisions recognized in the period primarily represent the costs to reconfigure the aircraft with no purchase option when they return to lessor, whose counterpart is capitalized in the fixed assets, Note 14.

Insurance provision

The Management keeps insurance coverage in amounts considered necessary to cover any claims, in view of the nature the Company’s assets and the risks inherent in its operating activities, with due heed being paid to the limits set in the lease agreements, in compliance with provisions of the Law nº 10744/03.

Aircraft returns

The aircraft return costs includes provisions for the maintenance to meet the contractual return conditions on engines held under operating leases, and the cost of returning the aircraft with no purchase option according to the conditions described in the leasing contracts.

In the first quarter ended March 31, 2011, the Company recognized an additional provision arising from the increased costs incurred in aircraft and engines returning when compared to the values previously estimated.

Onerous contracts

On March 31,2011, the Company recorded a provision of R$14,022, with R$9,696 classified in current liabilities and R$4,326 in non-current liabilities (R$9,885 on December 31, 2010) for onerous operating lease contracts related to 2 Boeing 767-300 aircrafts that are out of operation and are maintained under operating lease. The provision represents the present value of the future lease payments that the Company is presently obligated to make under non-cancelable onerous operating lease contracts, less revenue expected to be earned on the lease, including estimated future sub-lease revenue, when applicable. The used premises  are judged estimates and the liquidation of this transactions may result in values significantly different from that reported by the Company. The term of the leases contracts ranges from 3 to 4 years.

  Pafe 32 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Litigation

On March 31,2011, the Company and its subsidiaries are involved in judicial lawsuits and administrative proceedings, totaling 20,751. The lawsuits and administrative suits are classified into Operation (those arising from the normal course of operations), and Succession (those arising from the application for recognition of succession by obligations of the former Varig S.A.). According to this classification, the quantity of processes on March 31,2011 are as follows:

	Operation	Sucession	Total
Civil judicial	13,211	627	13,838
Civil administrative	1,529	27	1,556
Civil miscelaneous	47	-	47
Labor judicial	1,279	3,944	5,223
Labor administrative	85	2	87
Total	16,151	4,600	20,751

The civil lawsuits are primarily related to compensation claims generally related to flight delays, flight cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay and pay differences.

The estimated provisions related to civil and labor suits with probable loss risk are shown below:

	03/31/11	12/31/10
Civil	31,386	29,786
Labor	40,935	40,850
	72,321	70,636

Provisions are reviewed based on the evolution of the processes and history of losses through the current best estimate for labor and civil cases.

There are other suits evaluated by Management and by lawyers as possible risk, in the estimated amount of R$12,781 for civil claims and R$7,758 for labor claims on March 31,2011 (R$10,681 and R$7,530 on December 31, 2010 respectively), which have no provisions recorded.

The Company is involved in 4 labor claims in France, resulting from debts of former Varig S.A.. During the three months period ended on March 31,2011, the Company had favorable decision (decision from trial court) in terms of non-succession. The value involved in the discussions (not provisioned) is approximately R$4,857 (corresponding to €2,1 million).

The Company is challenging in court the VAT (ICMS) levies on aircraft and engines imported under aircraft leases without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company’s management understands that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject of the contract. Management believes there are no the evidence of goods circulation and so, there are no legal events to generate ICMS taxation.

The estimated aggregated value of the judicial disputes in progress related to non-chargeable of ICMS tax on the above mentioned imports is R$197,218 on March 31,2011 (R$193,173 on December 31, 2010) monetarily adjusted, and not including arrears interests. Based on the evaluation of the subject by its legal counselors and supported on suits of the same nature judged favorably to the taxpayers by the High Court (STJ) and Supreme Federal Court (STF) in the second quarter of 2007, the Company understands that chances of loss are remote, and thus did not make provisions for the referred values.

Although the result from these suits and proceedings cannot be forecasted, and based on consultations made with its external legal counselors, the Company understands that the final judgment of these suits will not have any relevant adverse effect on the financial position, operating results and cash flow of the Company.

  Pafe 33 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

22. Shareholders’ equity

a)  Capital stock

On March 31,2011, the capital of the Company is represented by 270,371,386 shares, with 137,032,734 common shares and 133,338,652 preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling fund which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

Shareholding composition is shown below:

	03/31/11			12/31/10
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	26.97%	64.98%	100.00%	26.98%	63.99%
Others	-	1.50%	0.74%	-	1.42%	0.70%
Treasury shares	-	0.34%	0.17%	-	0.34%	0.17%
Free float	-	71.19%	34.11%	-	71.26%	35.14%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock on March 31,2011 is R$4 billion. Within the authorized limit, the Company can, with approval by the Board of Directors, increase the capital stock independently of statutory reform, by issuing shares, without preserving the proportion among the different kinds of shares. The Board of Directors will define the issuance conditions, including price and paid-in term.

If determined by the Board of Directors, the right of preference can be excluded, or reduced the term for its exercise, in the issuance of preferred shares, when placement is made by trade in stock exchange or public subscription, or also by exchange of shares, in public bid for shareholding acquisition, under the terms provisioned in the legislation. It is prohibited the issuance from beneficiary parties under the terms of the Company social statute.

Preferred shares do not have voting rights, except in the case of specific facts provisioned in the law. These shares have the preference below: priority in capital reimbursement, without premium and right to be included in public bid as a result from control divestiture the same price paid by share of the control block, by assuring dividends at least equal to the common shares. In addition, the Differentiated Corporate Governance Practices – Level 2 of BM&FBOVESPA, provides the concession of voting rights to preferred shareholders in subjects related to corporate restructuring, merges and transactions with related parties.

On February 22,2011 the Board of Directors approved the capital increase of R$669 by the private issue of 34,718 preferred shares all nominatives with no nominal value.

On February 28,2011 based on the exercises of the Company’s Stock Option Plan, a capital increase of R$138 occurred, represented by 15,480 shares, not approved yet by the Board of Directors.

The quotation of  Gol Linhas Aéreas Inteligentes S.A. shares’on March 31,2011, in the São Paulo Stock Exchange – BOVESPA, corresponded to R$21.84, and US$13.73 in New York Stock Exchange – NYSE. The book value per share on March 31,2011 is R$11.22 (R$10.83 on December 31, 2010).

  Pafe 34 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

b) Retained earnings

i. Legal Reserve

Is constituted through the appropriation of 5% of net profit for the fiscal year after completion of accumulated losses in accordance with Article 193 of Law No. 11638/07, limited to 20% of the capital, according to the Brazilian Corporate Law and Statute Of the Company.

ii. Reinvestment Reserve

Reinvestment reserve is intended to meet the planned investments in the Company's capital budget.

c) Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders, in the aggregate of at least 25% of annual net distributable income determined in accordance with Brazilian corporation law which permits the payment of cash dividends only from current net income and certain reserves registered in the Company’s statutory accounting records.

On December 31, 2010 the Administration proposed the payment of dividends amounting to R$ 50,873 (R$ 0.19 per share) based on net income earned in the year and after the legal reserve.

d)  Treasury shares

On December 9, 2009, the Board of Directors approved the cancellation of 1,119,775 preferred shares maintained in treasury, amounting to R$29,293 and recorded in the reserve account. On March 31,2011, the Company has 454,425 treasury shares, totaling R$11,887, with market price of R$9,925 (R$11,887 in shares at market price of R$11,792 on December 31, 2010).

e)  Share-based payments

For the three months period ended on March 31,2011, the Company recorded expense with share-based payment amounting to R$7,742 with balancing entry in the statement of income as personnel cost (R$ 24,743 on December 31,2010).

f) Other comprehensive income

The indication at fair price of financial investments classified as available for sale, and the financial instruments designated as cash flow hedge are recognized in the Equity Valuation Adjustments caption, net from tax effects, until the contracts’ expirations. The balance on March 31,2011 corresponds to gain of R$26,356 (gain of R$11,073 on December 31, 2010).

23.     Costs of services, administrative and commercial expenses

			03/31/11					03/31/10
	Cost of services	Commercial expenses	Administrative expenses	Total	%	Cost of services	Commercial expenses	Administrative expenses	Total	%
Salaries	301,955	21,764	35,719	359,438	20.4	234,597	19,578	30,265	284,440	18.5
Aircraft fuel	669,050	-	-	669,050	38.0	550,987	-	-	550,987	35.8
Aircraft rent	128,244	-	-	128,244	7.3	149,814	-	-	149,814	9.7
Maintenance materials and repairs	79,331	-	-	79,331	4.5	136,997	-	-	136,997	8.9
Aircraft and traffic servicing	55,795	14,945	37,890	108,630	6.2	54,332	9,109	35,661	99,102	6.4
Sales and marketing	-	91,870	-	91,870	5.2	-	82,146	-	82,146	5.3
Landing fees	85,132	-	-	85,132	4.8	78,106	-	-	78,106	5.1
Depreciation and amortization	76,333	-	13,824	90,157	5.1	55,465	-	8,295	63,760	4.2
Other operating expenses	86,152	20,856	41,592	148,600	8.4	64,913	17,704	10,428	93,045	6.1
	1,481,992	149,435	129,025	1,760,452	100.0	1,325,211	128,537	84,649	1,538,397	100.0

  Pafe 35 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

24. Sales Revenue

a)  The net revenue for the year is composed as follow:

	03/31/11 (restated)	03/31/10
Passenger transportation	1,762,329	1,638,326
Cargo transportation and other revenues	218,691	169,211
Gross revenue	1,981,020	1,807,537
Related taxes	(85,298)	(77,720)
Net revenue	1,895,722	1,729,817

The revenues amounts are net of certain taxes, including state taxes and other federal and state taxes which are collected from the customers and transferred to the appropriated governmental entities.

b)  Revenue by geographical segment is shown below:

	03/31/11 (restated)%		03/31/10%
Domestic	1,717,391	90.6	1,617,210	93.5
International	178,331	9.4	112,607	6.5
Net revenue	1,895,722	100.0	1,729,817	100.0

25. Commitments

The Company signed a contract with Boeing for acquisition of aircrafts. On March 31,2011 there are 100 firm orders, 10 purchase rights and 40 purchase options granted in non-charging mode. The approximate value for firm orders, not considering the contractual discounts is R$16,080,185 (corresponding to US$9,873,019). The commitments for purchase of aircrafts include estimations for contractual price increases during the construction phase.

Within a year, advances will be made for 19 aircrafts, which are scheduled for delivery until December, 2013. On December 31, 2010 this advances represents commitments in the amount of R$1,878,039.

The portion financed by long-term debt, guaranteed by the aircrafts, by the U.S. Ex-Im Bank (“Exim”) corresponds approximately to 85% of total cost of the aircrafts. Other agents finance the acquisitions with percentages equal or above this percentage, reaching up to 100%.

The Company is making payments related to the acquisitions of aircrafts by using its own funds, loans, cash generated in operations, short- and medium-term credit lines, and financing from the supplier.

  Pafe 36 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Below is a summary of payments for commitments to purchase aircraft for the next year period from April 1st  to March 31  of the next year, are as follows:

						After 2015
	2011	2012	2013	2014	2015		Total
Pre-delivery deposits for flight equipment	164,776	392,910	467,979	434,063	352,781	65,530	1,878,039
Aircraft purchase commitments	885,147	377,345	2,060,014	3,304,575	2,878,375	6,574,729	16,080,185
Total	1,049,923	770,255	2,527,993	3,738,638	3,231,156	6,640,259	17,958,224

The Company leases its entire fleet of aircrafts under a combination of operating and finance leases. On March 31,2011, the total fleet was comprised by 125 aircrafts, including 86 operational leasing and 39 registered as financial leasing. The Company has 33 aircrafts with financial leasing with purchase option. During the three months period ended on March 31,2011 there wasn’t changes in the aircraft fleet composition and there are 4 737-300 aircrafts under returning processes.

a)   Operating leases

Future payments of non-cancelable operating leasing contracts are designated in U.S. Dollars, and are shown below:

	03/31/11	12/31/10
2011	367,049	222,891
2012	467,520	224,343
2013	401,975	225,841
2014	252,317	226,791
2015	143,365	221,488
Beyond 2015	335,001	984,366
Total minimum leasing payments	1,967,227	2,105,720

b)   Sale-leaseback transactions

On March 31,2011 the Company had amounts of R$7,564and R$21,604, respectively, reported on “other obligations” in current and non-current liabilities (R$7,564 and R$23,495 on December 31,2010), related to gains with sale-leaseback transactions made by its subsidiary GAC Inc. in 2006, related to eight 737-800 Next Generation aircrafts. This gain is being deferred proportionally to the monthly payments of the respective leasing contracts according to the contractual term of 124 months.

On this same date, the Company had amounts of R$9,373 and R$51,858 reported on “prepaid expenses” on current and non-current assets, respectively (R$9,373 and R$54,201 on December 31,2010), related to losses with sale-leaseback transactions made by its subsidiary GAC Inc. during the years of 2007, 2008 and 2009, related to nine aircrafts. These losses are being deferred and amortized proportionally to the monthly payments of the  respective leasing contracts according to the contractual term of 120 months.

26.  Financial instruments

The Company and its subsidiaries have financial assets and liabilities operations which are partially composed of derivative financial instruments.

The financial derivative instruments are used aiming the hedging against the inherent risks to the operation. The Company and its subsidiaries consider fuel price, exchange rate, interest rate as the most relevant risks, as well as the credit risk associated with its operations. These risks are mitigated by using exchange swap derivatives, U.S. dollar futures contracts and oil, U.S. dollar and interest options.

  Pafe 37 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

The Management conducts a formal guideline when administering its financial instruments, observing the Risk Management Policy which is periodically defined by the Financial Policies and Risk Committee, submitted to the Board of Directors. The Committee sets forth the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and eventual financial effects and also prevents the execution of financial instruments speculative operations.

The earnings from these operations and the application of risk management controls are included in the Committee’s monitoring and these have been satisfactory to the objectives proposed.

The fair values of financial assets and liabilities of the Company are established through information available on the market and according to valuation methodologies.

Most of the financial instruments with the purpose of protection against fuel and exchange rate risks provide scenarios with low probability of occurrence, and thus have lower costs when compared with other instruments with higher probability of occurrence. Consequently, in spite of the high correlation between the object protected and the derivative financial instruments contracted, a significant part of the operations provides ineffective results upon their liquidation, which are presented on the tables along this note.

The breakdown of the consolidated accounting balances and the categories of financial instruments included in the balance sheet as of March 31,2011 and December 31, 2010 is identified below:

	Measured at fair value through profit and loss		Measured at amortized cost (a)		Measured at amortized Cost but not through profit and loss (Assets available for sale)
	03/31/11	12/31/10	03/31/11	12/31/10	03/31/11	12/31/10
Assets
Cash and cash equivalents	1,797,616	1,955,858	-	-	-	-
Financial investments	49,498	-	-	-	49,498	22,606
Restricted cash	33,184	34,500	-	-	-	-
Losses on derivatives operation	44,388	3,600	-	-	-	-
Accounts receivable	-	-	260,528	303,054	-	-
Other receivables	-	-	101,240	57,246	-	-

Liabilities
Loans and financing	-	-	3,605,214	3,741,088	-	-
Suppliers	-	-	198,914	215,792	-	-
Gain on derivatives operations	13,701	1,646	-	-	-	-

(a) Considering the short term between the issuance date and the maturity of the financial instruments measured at amortized cost, the Company understands that their fair values are similar to the book values.

Risks

The operating activities expose the Company and its subsidiaries to the following financial risks: market (including exchange risk, interest rate risk and fuel price risk), credit and liquidiness risks. The Company’s risk management program aims at mitigating potential adverse effects of operations on its financial performance.

  Pafe 38 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

The Company’s decisions on the portion of its exposure to be hedged against financial risk, both for fuel consumption and for exchange and interest rate exposures, consider the risks and hedge costs. The Company does not usually contracts hedging instruments for the whole of its exposure, and thus is subject to the portion of risks resulting from market variations. The portion of exposure to be protected is determined and reviewed quarterly in compliance with the strategies determined in the Risk Policies Committees.

The relevant information relating to the main risks that affect the Company operations are detailed as follows:

a)  Fuel price risk

On March 31,2011 fuel expenses accounted for 38.0% of costs. The aircraft fuel price fluctuates both in the short and in the long terms, in line with crude oil and by products price variations.

In order to mitigate the fuel price risk, the Company contracts crude oil derivatives and possibly its byproducts. On March 31,2011 the Company used option, collar and swap agreements.

Fuel hedge operations are contracted with low risk rated banks (S&P and Fitch rating A+ on average) or they are executed at NYMEX and are registered at CETIP (OTC Clearing House) according to Resolution 3.833/2010 of the Brazilian Monetary Council.

b)  Exchange rate risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the liabilities or the Company’s cash flows are exposed. The Company’s exposure to the foreign currency risk mainly derives from foreign currency-denominated leasing and financing.

The Company’s revenues are mainly denominated in Reais, except for a small amount in U.S. dollars, Argentinean pesos, Aruban Florin, Bolivian peso, Chilean peso, Colombian peso, Paraguay guarani, Uruguayan peso, Venezuela bolívar among others.

In order to mitigate the exchange rate risk, the Company contracts the following currency derivatives: U.S. dollar futures and options at BM&F-BOVESPA. These operations may be executed by means of exclusive investment funds, as described in the Company’s Risk Management Policy.

In July 2010, the Company hires new derivative instruments, which were carried as protection of financial leasing contracts in U.S. Dollars, registred as liabilities. For this protection, the Company has designated the derivative contracts as hedges of fair value.

Below, the Company’s foreign exchange exposure on March 31,2011 and December 31, 2010:

	03/31/11	12/31/10
Assets
Cash, cash equivalents and short term investments	140,784	218,909
Deposits in guarantee for leasing contracts	99,329	127,963
Advance expenses for leasing	38,148	33,322
Others	13,242	14,679
Total assets	291,503	394,873
Liabilities
Foreign suppliers	5,033	27,831
Short and long term debt	1,330,110	1,371,323
Financial leasing payable	1,568,826	1,639,981
Other leases payable	39,824	37,407
Other U.S. dollar liabilities	49,834	46,435
Total liabilities	2,993,627	3,122,977
Exchange exposure in R$	2,702,123	2,728,104

Obligations not registered in balance
Future obligations resulting from operating leases	1,878,039	1,943,880
Future obligations resulting from firm orders for aircraft acquisition	16,080,185	16,427,824
Total	17,958,224	18,371,704
Total exchange exposure R$	20,660,347	21,099,808
Total exchange exposure US$	12,685,177	12,663,431

  Pafe 39 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

c)  Credit risk

The credit risk is inherent in the Company’s operational and financial activities, mainly represented by accounts receivable, cash and cash equivalents, including bank deposits.

The “accounts receivable” credit risk is composed of amounts falling due to largest credit card operators, with better or equal credit risk to the Company and also accounts receivable from travel agencies, installment sales and government, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company is required to assess the counterparties risks in financial instruments and diversify the exposure. Financial instruments are executed with counterparties with at least rating A in the valuation made by S&P and Fitch agencies, or they are mostly contracted at commodities and futures exchange (BM&FBOVESPA and NYMEX), fact which substantially mitigates the credit risk. The Company’s Risk Management Policy establishes a maximum limit of 20% per counterparty for financial investments.

d)  Interest rate risk

The Company is exposed to fluctuations in domestic and international interest rates, particularly the CDI and Libor, respectively. The highest exposure is in leasing expenses, indexed to the Libor, and in domestic loans.

In the three months period ended March 31,2011, the Company did not hold any derivative financial instrument to hedge interest rates.

e)  Liquidity risk

Liquidity risk comes in two distinct forms: market liquidity risk and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operational obligations on the agreed dates.

As a way of managing liquidity risk, the Company applies its resources in liquid assets (bonds, CDBs and funds with daily liquidity) and Cash Management Policy provides that the Company's weighted average maturity of debt should not exceed the weighted average maturity of investment portfolio. On March 31,2011, the weighted average maturity of the Company's financial assets was 232 days and the financial liability was 6 years.

  Pafe 40 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

For protection of future commitments, as shown in note 25, the Company uses derivative financial instruments with top line banks for cash management.

f)  Capital management

The table below shows the financial leverage rate on March 31,2011 and December 31,2010:

	03/31/11	12/31/10
Shareholder’s equity	2,984,935	2,929,169
Cash and cash equivalents	(1,797,616)	(1,955,858)
Restricted cash	(33,184)	(34,500)
Short term investments	(49,498)	(22,606)
Short and long term debts	3,605,214	3,740,725
Net debt (a)	1,724,916	1,727,761
Total capital(b)	4,709,851	4,656,930
Leverage ratio (a) / (b)	37%	37%

The financial leverage have not changed when compared with the fiscal year ended on December 31, 2010. On march 31,2011, the Company remains committed to keep the amount of cash and cash equivalent close to 25% of the net revenue of the last twelve months.

Derivative financial instruments

The financial derivatives instruments were registered in the following accounts of the balance sheet:

Description	Balance account	03/31/11	12/31/10
Fair value of derivatives (assets)	Other credits	44,388	10,420
Fair value of derivatives (liabilities)	Other obligations	13,701	1,646
Premiums of options contracts (assets)	Prepaid expenses	18,554	23,334

The Company adopts Hedge Accounting and classifies derivatives contracted to cover exchange variation risks and fuel price risk as a “Cash Flow Hedge” or “Fair Value Hedge,” according to the parameters described in Brazilian accounting standards CPC 38 international standard IAS39. All the financial instruments contracted are formally identified, classified and allocated by documentation and control upon the acquisition, as follows:

Classification of Derivatives Financial Instruments

i) Cash flow hedge

In the cash flow hedge, the Company protects itself from variations in future revenues or expenses resulting from changes in the exchange rate or fuel price and books the actual variations at the fair value of the derivative financial instruments under shareholders’ equity until the recognition of the revenue or expense being hedged.

The Company estimates the effectiveness based on statistical methods for correlation and the ratio between gains and losses in the financial instruments used as hedge and variation of costs and expenses of the protected object.

  Pafe 41 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

The instruments are recognized as effective when the variation in the value of derivatives offsets between 80% and 125% of the impact of the price variation in the cost or expense of the protected object.

 The balance of the effective variations in the fair value of the derivatives designated as cash flow hedges is transferred from shareholders’ equity to the result in the period in which the cost or expense being hedged impacts the result. The cash flow hedge results effective in the contention of protected expense variation are recorded in reducing accounts of the protected expenses, by reducing or increasing the operating cost, and the non-effective results are recognized as financial income or expense within the year.

ii) Fair Value Hedge

The Company protects itself from the result of a change in the fair value of a recognized liability, or a part thereof, which that could be attributed to exchange risk.  Variations in the fair value of the derivatives designated as fair value hedges are recognized directly in the income statement together with the respective variations in the fair value of the liability being hedged.

The Company estimates the effectiveness based on the ratio between the variation in the fair value of the derivative instruments used as hedge and the variation in the fair value of the liabilities hedged.

The instruments are considered effective when the variation in the value of derivatives compensates for between 80% and 125% of the fair value of liabilities hedged.

In the case of an exchange hedge of the fair value of a financial liability, the variation in the derivative’s fair value is recorded under financial revenue or expense in the same period in which it occurs. If the hedge is considered effective up to the end of the period, the book value of the item being hedged is adjusted to reflect the variation in its fair value caused by the risk covered, with a corresponding entry in financial revenue or expenses.

Designation of hedge’ objects

a)  Fuel hedge

Due to the low liquidity of aviation fuel (Jet Fuel) derivatives traded in commodities exchange, the Company contracts crude oil derivatives (WTI – West Texas Intermediate)  to be protected against the oscillations in the aviation fuel prices. Historically, the petroleum prices are highly correlated with the aviation fuel prices.

On March 31,2011 , the Company has fuel hedge derivative contracts performed at Nymex and over-the-counter (OTC) markets, with the following counterparties: Barclays, Citibank, Deutsche Bank, Goldman Sachs, Natixis, JP Morgan, MF Global and Morgan Stanley.There are no financial assets linked to the guarantee margin in the contracting of fuel hedge derivative instruments.

The contracts for derivative financial instruments of petroleum, designated as fuel hedge by the Company, are summarized below (in thousands, except when otherwise indicated):

Closing balance on:	03/31/11	12/31/10
Fair value at end of the period (R$)	66,913	33,205
Average term (months)	4	4
Volume protected for future periods (thousand barrels)	2,315	2,109
Gains with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	33,621	10,586
Period ended on March 31:
	2011	2010
Gains (losses) with hedge ineffectiveness recognized in financial revenues (expenses) (R$)	802	(3,197)
Losses with hedge ineffectiveness recognized in financial expenses for future periods (R$)	(5,181)	(10,437)
Total losses with hedge ineffectiveness recognized as financial expenses (R$)	(4,379)	(13,634)
Current percentage of exposure hedged during the period	42%	31%

  Pafe 42 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

The table below shows the nominal value of derivatives designated to hedge contracted by the Company to protect future fuel expenses, the average rate contracted for the derivatives and the percentage of fuel exposure protected by competence period on March 31,2011:

Market risk factor: Fuel price
Over-the-counter market
	2Q11	3Q11	4Q11	1Q12	Total
Percentage of fuel exposure hedged	45%	32%	11%	6%	23%

Nominal volume in barrels (thousands)	1,661	1,336	488	219	3,704
Nominal volume in liters (thousands)	264,066	212,397	77,582	34,817	588,862

Future rate agreed per barrel (US$) *	96.72	99.84	97.26	112.32	98.84
Total in Reais **	261,643	217,241	77,303	40,062	596,249

*    Weighted average between call strikes,

** The Exchange rate on 03/31/11 was R$1,6287/ US$1,00,

b)  Foreign exchange Hedge

The Company utilizes contracts of derivative financial instruments for U.S. dollar hedge with BM&FBOVESPA, having an exclusive investments fund as vehicle for contracting risk coverage.

There were no financial assets linked to margin deposits on March 31, 2011. The margin deposits are guaranteed through bank surety maturing on September 30, 2011.

The following is a summary of Company’s foreign currency derivative contracts designated for cash flow hedge of U.S. dollar (in thousands, except as otherwise indicated):

Closing balance at:	03/31/11	12/31/10
Fair value at the end of the period (R$)	-	109
Longer remaining term (months)	1	4
Hedged volume for future periods (US$)	9,000	65,000
Hedge effectiveness losses recognized in shareholders’ equity, net of taxes (R$)		-

Period ended on March 31:	2011	2010
Hedge effectiveness gains recognized in operating revenues (expenses) (R$)	-	922
Hedge ineffectiveness losses recognized in finance expenses (R$)	(58)	(748)
Hedge ineffectiveness losses recognized in finance expenses for future periods (R$)	(51)	(1,563)
Total hedge ineffectiveness losses recognized in financial expenses (R$)	(109)	(2,311)
Percentage of exposure hedged during the period	11%	14%

  Pafe 43 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Derivatives instruments non designed as hedge:
Losses recorded on financial expenses	(7,450)	(7,709)

Market risk factor: U.S. dollar exchange

Exchange market

The following table demonstrates the face value of the derivatives designated as hedge contracted by the Company to protect the future expenses denominated in U.S. dollar and the average rate contracted for each accruing period, as of March 31,2011:

Market risk factor: U.S. dollar exchange

Exchange market

2Q11
Exposure percentage of protected cash flow	2%
Face value in U.S. dollar	9,000
Futures contracted average rate	2.0250
Total in Reais	18,225

The following is a summary of Company’s foreign currency derivative contracts designated for fair value hedge of U.S. dollar (in thousands, except as otherwise indicated):

Closing balance at:	03/31/11	12/31/10
Fair value at the end of the period (R$)	(543)	(6,645)
Finance leasing	963,238	984,264
Volume protected	253,000	388,750
Actual percentage of protected exposure	26%	39%

Period ended on March 31:	2011	2010
Hedge effectiveness losses recognized in operating expenses (R$)	(20,275)	-
Percentage of exposure hedged during the period	26%	-

In March 2011, the Company contracted exchange swap (USD x CDI) to protect a credit line (working capital) against U.S. Dollar oscillation. This derivative was not designed to hedge accounting .

c)  Interest rate hedge

On March 31, 2011, the Company holds swap derivative financial instruments to hedge interest rates with financial institutions Standard Investment Bank, Citibank New York and JP Morgan, and has no financial assets linked to margin deposits for hedge transactions.

The following is a summary of Company’s interest rate derivative contracts designated as hedge interest rate Libor (in thousands, except as otherwise indicated):

Closing balance at:	03/31/11	12/31/10
Fair value at the end of the period (R$)	(11,009)	-
Face value at the end of the period(US$)	431,956	-
Face value at the end of the period (R$)	703,527	-
Hedge effectiveness losses recognized in shareholders’ equity, net of taxes (R$)	(7,265)	-
Period ended on:
	2011	2010
Hedge effectiveness losses recognized in financial expenses (R$)	-	(767)

  Pafe 44 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

On March 31,2011 the Company had not changed the position of derivative contracts not designated as interest hedge, since the fourth quarter of 2010, not earning results from this operation (losses of R$1,059 earned in March 31,2010)

In addition, the Company’s results are affected by interest rates fluctuations in Brazil, incurred on financial investments, short-term investments, Reais-denominated liabilities, U.S. dollar-denominated assets and liabilities. These fluctuations affect the market value of financial instruments, the market value of Reais-pre-fixed securities and the remuneration of cash balance and financial investments.

On March 31,2011, the Company’s exclusive fund holds futures contracts for Interbank Deposits traded on BM&FBOVESPA with the face value of R$45,800, with a maximum term of 46 months and gains at the fair value of R$3.

Derivatives financial instruments not designated as hedge

The Company contracts derivative financial instruments that are not formally designated for accounting of protection. These situations occur when transactions are in short-term, and the complexity of control and disclosure has not viability, or when the change in derivative fair value must be recognized in income in the same period of the effects of the protected risk.

On March 31, 2011, the Company has only one foreign exchange swap contracts not designated, used to protect a line of credit (working capital) against the U.S. dollar fluctuations. For this derivative instrument, the change in fair value are recognized directly in the profit and loss, as revenue or expense.

Analysis of derivative financial instruments sensitivity

The sensitivity analysis of derivative financial instruments to the fluctuation of the mainly risk factor of each one considered the elements below:

•            The probable scenario is defined as the one expected by the Company Management, in line with the market value, used to the calculation of fair value of the financial instruments.

•            The possible adverse scenario considers deterioration of 25% in the major determining variation of the fair value for the financial instrument.

•            The remote adverse scenario considers deterioration of 50% in the major determining variation of the fair value for the financial instrument.

The tables below show the sensitivity analysis for the market risks and financial instruments considered relevant by the Company Management, open on March 31,2011 based on scenarios described above:

I) Fuel derivative instruments

Operation	Risk	Probable Scenario	Probable Adverse Scenario	Remote Adverse Scenario
Fuel	Decrease of WTI (NYMEX) price curve	US$ 102.98/bbl	US$ 77.24/bbl	US$ 51.49/bbl
		R$ 0	(R$ 74,583)	(R$ 106,061)

  Pafe 45 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

On March 31, 2011, the Company holds call options contracts to buy oil West Texas Intermediate ("WTI") representing a notional amount of 3,704 million of barrels. These contracts have maturities between March 2011 and March 2012.

The probable scenario considered by the Administration is that the WTI oil prices will achieve an average price of US$102.98 per barrel, which would result in a fair value of R$66,913 to contracts, if they were settled.

These instruments are recorded reducing fuel costs, if measured as effective, or recorded as financial income, if measured as ineffective.

In the possible adverse scenario for this instrument, with reduction of oil prices for WTI US$77.24 per barrel and in the remote adverse scenario, where the price could reach US$51.49 per barrel, there would be negative impacts on the fair value of R$74,583 and R$106,061 respectively.

II) Foreign exchange derivative instruments

Operation	Risk	Probable Scenario	Probable Adverse Scenario	Remote Adverse Scenario
Dollar	Decrease of Dollar (BM&F) curve	R$ 1.6287/US$	R$ 1.2215/US$	R$ 0.8144/US$
		R$ 0	(R$ 140,864)	(R$ 281,728)

On March 31, 2011, the Company call options contracts to buy U.S. dollars in the notional value of US$9,000 with maturity date in May 2011, dollar future contracts in notional amount of US$253,000 and US$51,121 in exchange swap.

Management estimates a probably scenario for the exchange rate of R$1.6287/US$ and therefore the adverse scenarios possible and remote, are rates of R$1.2215 and R$0.8144 respectively. The losses in the estimated fair values for these scenarios are R$140,864 and R$281,728 respectively.

III) Interest rate derivative instruments

Operation	Risk	Probable Scenario	Probable Adverse Scenario	Remote Adverse Scenario
Libor	Decrease of Libor rate	3.51%	2.63%	1.75%
		R$ 0	(R$ 37,255)	(R$ 77,072)

On March 31, 2011, the Company holds interest rate swap contracts of Libor in the  notional amount of US$431,956.

Management estimates a probable scenario for the interest rate of 3.51% and therefore the adverse scenarios, possible and remote, rates of 2.63% and 1.75% respectively. The losses in the estimated fair values for these scenarios are R$37,255 and R$77,072 respectively.

  Pafe 46 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

IV) Other finanancial instruments

Operation	Risk	Probable Scenario	Possible Adverse Scenario	Remote Adverse Scenario
Investments in Dólar	Decrease of Dollar (BM&F) curve	R$ 1.6287/US$	R$ 1.2215/US$	R$ 0.8144/US$
		R$ 0	(R$ 72,876)	(R$ 145,752)
Debt in Dólar	Increase of Dollar (BM&F) curve	R$ 1.6287/US$	R$ 2.0359/US$	R$ 2.4431/US$
		R$ 0	(R$ 748,407)	(R$ 1,496,814)
Assets and liabilities in Dólar	Increase of Dollar (BM&F) curve	R$ 1.6287/US$	R$ 2.0359/US$	R$ 2.4431/US$
		R$ 0	(R$ 675,531)	(R$ 1,351,062)
Hedge: Dolar Derivative		R$ 0	R$ 140,864	R$ 281,728
Net Exposure		R$ 0	(R$ 534,667)	(R$ 1,069,334)

On March 31, 2011, the Company holds assets and liabilities indexed to the dollar, totaling US$1,662,129 in foreign exchange exposure, equivalent to R$2,702,123.

In the adverse possible scenario rise in the dollar to R $ R $ 2.0359 would increase from R$675,531 on display. In the remote scenario risk, high dollar to R$2.4431, the  increase would amount to R$1,351,062 in the exposure.

Part of the debt is secured with derivatives instruments, considering the same scenarios, possible and remote, there would be gains in the fair value of derivative instruments of  R$140,864 and R$281,728 respectively.

In relation to the liabilities in national currency, 81% are indexed to changes in the daily rate of ICD-Cetip and the rest, TJLP and IPCA. Since the Company's cash is also indexed to the CDI-Cetip and has higher value than the debt, the Company believes that the sensitivity analysis of this risk does not add relevant information.

As to the interest rate on dollar-indexed liabilities, 86% have fixed rate and the remainder relates to 3-month Libor. In actual current level of Libor, less than 0.5% per year, the Company believes that the sensitivity analysis of this risk does not add relevant information.

        IFRS

Besides the sensitive analysis based on the above mentioned standards, an analysis on the impact of the financial instrument quotation variation on the Company result and its shareholders’ equity is performed by considering:

•       Increase and decrease of 10 percentage points in fuel prices, by keeping constant all the other variables;

•       Increase and decrease of 10 percentage points in dollar exchange rate, by keeping constant all the other variables;

•       Increase and decrease of 10 percentage points in Libor interest rate, by keeping constant all the other variables;

The sensitivity analysis includes only monetary items that are relevant to the above mentioned risks and outstanding. A positive number indicates an increase in income and equity when the risk appreciates by 10%.

The table below shows the sensitivity analysis by the Company Management, on March 31,2011 and December 31, 2010, based on the scenarios described above:

  Pafe 47 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

Fuel:
	Position on March 31, 2011		Position on December 31, 2010
Increase / (reduction) in fuel prices (percentage)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)
10	(66.3)	(14.1)	(59.3)	(30.5)
(10)	66.3	18.7	59.3	38.5

Foreign Exchange - USD:
	Position on March 31, 2011		Position on December 31, 2010
Appreciation / (depreciation) in USD /R$ (percentage rate)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)
10	(87.3)	(57.6)	(77.3)	(43.5)
(10)	87.3	57.6	77.3	44.9

Interest rate - Libor:
	Position on March 31, 2011		Position on December 31, 2010
Increase / (reduction) in Libor rate (percentage rate)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)
10	-	9.4	(0.1)	(0.0)
(10)	-	(10.3)	0.1	0.0

The Company’s sensitivity to fuel price increased during the current period in related to the previous period, due to the growth in operating activities and their impact on fuel expenses.

Sensitivity to the dollar increased in relation to the effect on income and in relation to the effect on shareholders’ equity, mainly due to the financial hedge of a portion of the debt occurred during the period.

In relation to the Libor, the sensitivity decreased in relation to the effect on income due to the future jurisdiction of the hedge object and increase in relation to the effect on shareholders’ equity, due to the increase in notional amount of protection.

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company must do the grouping of its instruments in Levels 1 to 3, based on observable fair value grades:

a)   Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

  Pafe 48 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

b)   Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

c)    Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table states a summary of the Company’s financial instruments measured at fair value with their respective classifications of the valuation method:

Financial Instrument	Book value	Active Market Price (Level 1)	Other Significant Observable Factors (Level 2)

Cash equivalents	1,797,616	-	1,797,616
Short term investments	49,498	-	49,498
Restricted cash	33,184	-	33,184
Derivative financial instruments:
Oil	66,913	-	66,913
U.S. Dollar	(543)	(543)	-
Libor	(11,009)	-	(11,009)
	55,361	(543)	55,904

27. Non-cash transactions

During the three months period ended on March  31,2011, the Company has not made advances payments for aircraft acquisition, directly financed by borrowing.

28. Insurance coverage

On march 31, 2011, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum reimbursable values indicated in U.S. Dollars, is shown below:

Aeronautical Mode	Reais	Dollar
Guarantee – Fuselage/War	6,708,413	4,118,875
Civil Liability per occurrence/aircraft	2,850,225	1,750,000
Stocks (base and transit)	203,588	125,000

According to the Law No 10744, of October 09, 2003, the Brazilian government assumed the compromise of complementing occasional expenses of civil liability before third parties, caused by war acts or terrorist actions, occurred in Brazil or abroad, by which VRG may be occasionally requested to pay, for amounts that exceed the limit of the insurance policy in force on September 10, 2001, limited to the equivalent amount in Brazilian Reais to one billion U.S. Dollars.

29. Subsequent Events

a)  On April 20, 2011, the Company, through its subsidiary VRG, in recognition of effort and commitment of its employees, paid an advance of the first portion of payment of the Revenue Participation Program (PPR) related to the fiscal year of 2011, equivalent 0.79 to wages for all employees of the Company on March 31,2011.

  Pafe 49 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

b)  On April 27, 2011, the Board of Directors approved the payment of dividends amounting to R$50,872 (US$ 0.19 per share) to the Shareholders related to profits earned in fiscal year 2010 to be held on June 22, 2011.

c)  On August 11, 2011, the Board of Directors authorized the Management to implement a share repurchase program of the Company’s preferred shares, at market prices, up to 9,493,188 shares, representing 10% of the total number of preferred shares outstanding in the market, in accordance with the terms of CVM Instruction No. 10/80, without reducing GOL’s capital. The period for these authorized transactions is 365 days from August 12, 2011.

On October 3, 2011, the subsidiary VRG acquired the total share capital of Webjet at the adjusted price of R$ 70,000, subject to change after the due diligence process to be held within 55 days from the date closing of the transaction.

In this case, the amount originally deposited:

(i)      R$ 63 million was paid to the former controlling shareholders of Webjet;

(ii)    R$ 7 million was retained in the restricted account as agreement guarantee; and

(iii)  R$26 million was reversed to the Company related to the purchase price adjustments

Webjet is an airline company based in Rio de Janeiro city, which provides regular passenger air transportation services, and has a fleet of twenty-four aircraft Boeing 737-300, with operations in 16 cities in Brazil and making approximately 1,000 weekly flights.

On October 27, 2011, CADE, VRG and Webjet signed the Agreement of Preservation to Reversibility of Operation ("APRO") for the acquisition of 100% (one hundred percent) of the capital of Webjet, which resulted from a negotiation between the companies and CADE and aims to ensure the reversibility of the operation and preservation of assets until CADE issues a final decision, through actions aimed to preserve market conditions during the evaluation of competitive effects of the operation.

The agreement ensures the independence in the management of both companies including those related to the Company’s frequent flyer program "Smiles". Without reducing the capacity of Webjet, the agreement foresees the sharing of flights between the companies in order to optimize the route network and increase the options for customers.

Both companies will continue operating as separate units until the final approval by the Administrative Council of Economic Defense (CADE).

d)  On August 2, 2011, the Company announced and disclosed to the Brazilian Securities Commission (CVM) and other competent authorities the execution, on August 01, 2011, of a share purchase and sale agreement with the controlling shareholders of Webjet. The subject matter of the agreement is the acquisition of 100% of Webjet’s capital, through its subsidiary VRG. The acquisition was subject, among other condition, to the approvals from relevant government authorities.

The initial price agreed with this acquisition was R$ 96,000, deposited on August 08, 2011, as guarantee for payment of the transaction, subject to adjustment in accordance with the due diligence report prepared by independent external consultants and the compliance with certain contractual clauses.

  Pafe 50 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

On September 20, 2011, the Company received approval from the National Civil Aviation Agency ("ANAC") to complete the acquisition of Webjet.

e)    On January 9, 2012 the Company filed, with the judiciary, a quitclaim of the legal proceedings in which it questions the tax rate of PIS and COFINS. The quitclaim and authorization for the conversion of escrow deposits in favor of public finance are under consideration by Judicial Court.

f)     On February 3, 2012 the Company informed its shareholders and the market that ended on January 26, 2012 the period for exercising the preemptive right to subscribe for shares to be issued due to increased capital of the Company approved by its Board of Directors meeting held on December 21, 2011. From this operation, 5,120,974 preferred shares (five million, one hundred twenty thousand, nine hundred seventy four) remained unsubscribed ("Surplus") out of 6,825,470 (six million, eight hundred twenty-five thousand, four hundred seventy) common shares and 6,619,765 (six million, six hundred and nineteen thousand, seven hundred and sixty-five) preferred shares issued. To the shareholders, including holders of ADRs and the assignees of the subscription rights of the shares, that have expressed their interest in reserving the Surplus in their respective application forms, had a period of five (5) working days from 06 February 2012 inclusive, being his final term on February 10, 2012, inclusive ("Subscription Period of Surplus") to subscribe the Surplus. The subscription price of the Surplus will be R$22.00 (twenty-two reais) per share, payable in cash in local currency, at the time of subscription.

g)    On March 15, 2012, the Company obtained a waiver of anticipated maturity and/or application of any penalty on noncompliance of its covenants clauses. This was deliberated during General Meeting of Debenture Holders of the fourth and fifth issues of debentures. As a result of this waiver, on March 26, 2012 (the balance reporting date), the Company is complying its obligations in relation to the debentures.

h)    On March 16, 2012, the Board of Directors, approved a new model for the Stock Option Plan of the Company which is being prepared.

  Pafe 51 of 53

ITR - Quarterly Information – 03/31/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                   Version: 1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

We have reviewed the accompanying consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. and its subsidiaries, included in the Interim Financial Information Form (ITR), for the quarter ended March 31, 2011, which comprises the balance sheet as of March 31, 2011 and the related income statement and statement of comprehensive income for the three-month period then ended and statement of changes in equity and statement of cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the consolidated interim financial information in accordance with technical pronouncement CPC 21 - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

Other matters

Interim statements of value added

We also have reviewed the consolidated interim statements of value added (“DVA”), for the three-month period ended March 31, 2011, prepared under the responsibility of its Management, the presentation of which is required by the standards issued by CVM, applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information for International Financial Reporting Standards - IFRS that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in relation to the consolidated interim financial information taken as a whole.

  Pafe 52 of 53

Notes to the Interim Consolidated Financial Statements

Restatement of interim financial statements

As described in note 2.2, the Company decided to restate the interim financial statements, relating to the three-month period ended March 31, 2011, originally dated May 10, 2011.  The purpose of the restatement is to adjust the opening retained earnings balance as of January 1, 2011, by the amounts originally recognized in the income statement for the three-month period ended March 31, 2011. The adjustment was identified after the Company concluded the implementation of a complementary revenue recognition system.  The opening retained earnings as of January 1, 2011 was adjusted in accordance with paragraph 44 of CVM Deliberation 592, issued on September 15, 2009, due to certain system limitations that prevent the Company from allocating this error to the appropriate periods. The impacts are presented in the above mentioned note.

Convenience translation

The accompanying interim consolidated financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 26, 2012

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

  Pafe 53 of 53

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.